Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-159511 and 333-159511-01 to 333-159511-184
HCA INC.
SUPPLEMENT NO. 1 TO
MARKET MAKING PROSPECTUS DATED
JULY 10, 2009
THE DATE OF THIS SUPPLEMENT IS AUGUST 14, 2009
On August 14, 2009, HCA Inc. filed the attached
Form 8-K/A

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K/A
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): August 14, 2009
HCA INC.
(Exact Name of Registrant as Specified in Charter)

Delaware (State or Other Jurisdiction of Incorporation)	1-11239 (Commission File Number)	75-2497104 (I.R.S. Employer Identification No.)

One Park Plaza, Nashville, Tennessee (Address of Principal Executive Offices)	37203 (Zip Code)
Registrant’s telephone number, including area code: (615) 344-9551
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

 i

Item 4.02(a). Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.
     Effective January 1, 2009, HCA Inc. (the “Company”) adopted the provisions of Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS  160”). On May 27, 2009, the Company filed with the Securities and Exchange Commission a Current Report on Form 8-K (the “Original Form 8-K”) to retrospectively apply the provisions of SFAS  160 to the financial statements included in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”).
     On August 14, 2009, the Company concluded, and the Audit Committee of the Board of Directors approved, that the Company’s application of certain presentation provisions of SFAS 160 in the previously filed consolidated statements of cash flows for the years ended December 31, 2008, 2007 and 2006 contained in the Original Form 8-K should no longer be relied upon due to errors in the presentation of cash flows related to noncontrolling interests.
     The Company determined that it incorrectly included distributions to and certain other transactions with noncontrolling interests in operating activities rather than financing activities in its consolidated statements of cash flows. Accordingly, the Company concluded that its consolidated statements of cash flows for the years ended December 31, 2008, 2007 and 2006 contained in the Original Form 8-K require restatement. As a result of the restatement, distributions to and certain other transactions with noncontrolling interests of $193 million, $168 million and $143 million for the years ended December 31, 2008, 2007 and 2006, respectively, have been reclassified from operating activities to financing activities in the consolidated statements of cash flows. The impact of these reclassifications was to increase net cash provided by operating activities and increase net cash used in financing activities by the amount reclassified for each respective year. The restatement will not have any impact on the Company’s consolidated income statements, balance sheets or statements of changes in stockholders’ (deficit) equity for the periods presented in the Original Form 8-K.
     Management and the Company’s Audit Committee discussed these matters with the Company’s independent registered public accounting firm.
Item 8.01. Other Events.
     Effective January 1, 2009, the Company adopted the provisions of SFAS 160. This standard requires retrospective application of its presentation and disclosure requirements. The Company filed the Original Form 8-K to retrospectively apply the provisions of SFAS  160 to the financial statements included in the 2008 Form 10-K. This Amendment No. 1 to the Original Form 8-K amends certain information in the Original Form 8-K as a result of the Company’s determination that it incorrectly included in its consolidated statements of cash flows for the years ended December 31, 2008, 2007 and 2006 distributions to and certain other transactions with noncontrolling interests in cash flows from operating activities rather than financing activities. As a result of retrospectively applying the provisions of SFAS 160, the previously presented minority interests in equity of consolidated entities in the consolidated balance sheets have been reclassified to noncontrolling interests. Net income in the consolidated income statements has been adjusted to include the net income attributable to noncontrolling interests. Additionally, a reconciliation of the beginning and end of period equity attributable to noncontrolling interests is presented in the consolidated statements of stockholders’ (deficit) equity. The following Items of the 2008 Form 10-K are being adjusted retrospectively to reflect the adoption of the presentation and disclosure provisions of SFAS  160 as described above, and the correction of the error described above and in Item 4.02 of this Amendment No. 1 to the Original Form 8-K (which Items, as adjusted, are attached as Exhibit 99.1 through Exhibit 99.3 hereto and hereby incorporated by reference herein):
     Item 6 — Selected Financial Data
     Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations
     Item 8 — Financial Statements and Supplementary Data
     No Items of the 2008 Form 10-K other than those identified above are being adjusted or otherwise revised by this filing.
     This Amendment No. 1 to the Original Form 8-K should be read in conjunction with the 2008 Form 10-K and the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2009 and other filings with the Securities and Exchange Commission. Information in the 2008 Form 10-K is generally stated as of December 31, 2008, and this filing does not reflect any subsequent information or events other than the adoption of the presentation and disclosure provisions of SFAS  160 described above. Without limitation of the foregoing, this filing does not purport to update the Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the 2008 Form 10-K for any information, uncertainties, transactions, risks, events or trends that subsequently occurred or became known to the Company. More current information is contained in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2009 and other filings with the Securities and Exchange Commission.
Item 9.01. Financial Statements and Exhibits.
(d) Exhibits.

Exhibit Number	Exhibit
Exhibit 23.1	Consent of Ernst & Young LLP.

Exhibit 99.1	Item 6 — Selected Financial Data to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008.

Exhibit 99.2	Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008.

Exhibit 99.3	Item 8 — Financial Statements and Supplementary Data to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HCA INC. (Registrant)
By:	/s/ R. Milton Johnson
R. Milton Johnson
Executive Vice President and Chief Financial Officer

Date: August 14, 2009

INDEX TO EXHIBITS

Exhibit Number	Exhibit
Exhibit 23.1	Consent of Ernst & Young LLP.

Exhibit 99.1	Item 6 — Selected Financial Data to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008.

Exhibit 99.2	Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008.

Exhibit 99.3	Item 8 — Financial Statements and Supplementary Data to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008.

3

EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference into the Registration Statement on Form S-8 (File No. 333-150714) of HCA Inc. and into the Registration Statement on Form S-1 (File No. 333-159511 and 333-159511-01 to 333-159511-184) of HCA Inc. and certain of its subsidiaries of our report dated March 3, 2009, except for paragraphs 6 and 31 of Note 1, as to which the date is May 21, 2009, and except for Note 18, as to which the date is August 14, 2009, with respect to the consolidated financial statements of HCA Inc., included in this Form 8-K/A, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Nashville, Tennessee
August 14, 2009

EXHIBIT 99.1

Item 6.	Selected Financial Data

HCA INC.
SELECTED FINANCIAL DATA
AS OF AND FOR THE YEARS ENDED DECEMBER 31
(Dollars in millions)

	2008	2007	2006	2005	2004

Summary of Operations:
Revenues	$28,374	$26,858	$25,477	$24,455	$23,502
Salaries and benefits	11,440	10,714	10,409	9,928	9,419
Supplies	4,620	4,395	4,322	4,126	3,901
Other operating expenses	4,554	4,241	4,056	4,034	3,769
Provision for doubtful accounts	3,409	3,130	2,660	2,358	2,669
Equity in earnings of affiliates	(223)	(206)	(197)	(221)	(194)
Gains on sales of investments	—	(8)	(243)	(53)	(56)
Depreciation and amortization	1,416	1,426	1,391	1,374	1,250
Interest expense	2,021	2,215	955	655	563
Gains on sales of facilities	(97)	(471)	(205)	(78)	—
Impairment of long-lived assets	64	24	24	—	12
Transaction costs	—	—	442	—	—

	27,204	25,460	23,614	22,123	21,333

Income before income taxes	1,170	1,398	1,863	2,332	2,169
Provision for income taxes	268	316	626	730	755

Net income	902	1,082	1,237	1,602	1,414
Net income attributable to noncontrolling interests	229	208	201	178	168

Net income attributable to HCA Inc.	$673	$874	$1,036	$1,424	$1,246

Financial Position:
Assets	$24,280	$24,025	$23,675	$22,225	$21,840
Working capital	2,391	2,356	2,502	1,320	1,509
Long-term debt, including amounts due within one year	26,989	27,308	28,408	10,475	10,530
Equity securities with contingent redemption rights	155	164	125	—	—
Noncontrolling interests	995	938	907	828	809
Stockholders’ (deficit) equity	(9,260)	(9,600)	(10,467)	5,691	5,216
Cash Flow Data:
Cash provided by operating activities	$1,990	$1,564	$1,988	$3,162	$3,013
Cash used in investing activities	(1,467)	(479)	(1,307)	(1,681)	(1,688)
Cash used in financing activities	(451)	(1,326)	(383)	(1,403)	(1,406)

	2008	2007	2006	2005	2004

Operating Data:
Number of hospitals at end of period(a)	158	161	166	175	182
Number of freestanding outpatient surgical centers at end of period(b)	97	99	98	87	84
Number of licensed beds at end of period(c)	38,504	38,405	39,354	41,265	41,852
Weighted average licensed beds(d)	38,422	39,065	40,653	41,902	41,997
Admissions(e)	1,541,800	1,552,700	1,610,100	1,647,800	1,659,200
Equivalent admissions(f)	2,363,600	2,352,400	2,416,700	2,476,600	2,454,000
Average length of stay (days)(g)	4.9	4.9	4.9	4.9	5.0
Average daily census(h)	20,795	21,049	21,688	22,225	22,493
Occupancy(i)	54%	54%	53%	53%	54%
Emergency room visits(j)	5,246,400	5,116,100	5,213,500	5,415,200	5,219,500
Outpatient surgeries(k)	797,400	804,900	820,900	836,600	834,800
Inpatient surgeries(l)	493,100	516,500	533,100	541,400	541,000
Days revenues in accounts receivable(m)	49	53	53	50	48
Gross patient revenues(n)	$102,843	$92,429	$84,913	$78,662	$71,279
Outpatient revenues as a % of patient revenues(o)	37%	37%	36%	36%	37%

(a)	Excludes eight facilities in 2008 and 2007 and seven facilities in 2006, 2005 and 2004 that are not consolidated (accounted for using the equity method) for financial reporting purposes.

(b)	Excludes eight facilities in 2008, nine facilities in 2007 and 2006, seven facilities in 2005 and eight facilities in 2004 that are not consolidated (accounted for using the equity method) for financial reporting purposes.

(c)	Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

(d)	Weighted average licensed beds represents the average number of licensed beds, weighted based on periods owned.

(e)	Represents the total number of patients admitted to our hospitals and is used by management and certain investors as a general measure of inpatient volume.

(f)	Equivalent admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation “equates” outpatient revenue to the volume measure (admissions) used to measure inpatient volume, resulting in a general measure of combined inpatient and outpatient volume.

(g)	Represents the average number of days admitted patients stay in our hospitals.

(h)	Represents the average number of patients in our hospital beds each day.

(i)	Represents the percentage of hospital licensed beds occupied by patients. Both average daily census and occupancy rate provide measures of the utilization of inpatient rooms.

(j)	Represents the number of patients treated in our emergency rooms.

(k)	Represents the number of surgeries performed on patients who were not admitted to our hospitals. Pain management and endoscopy procedures are not included in outpatient surgeries.

(l)	Represents the number of surgeries performed on patients who have been admitted to our hospitals. Pain management and endoscopy procedures are not included in inpatient surgeries.

(m)	Revenues per day is calculated by dividing the revenues for the period by the days in the period. Days revenues in accounts receivable is then calculated as accounts receivable, net of the allowance for doubtful accounts, at the end of the period divided by revenues per day.

(n)	Gross patient revenues are based upon our standard charge listing. Gross charges/revenues typically do not reflect what our hospital facilities are paid. Gross charges/revenues are reduced by contractual adjustments, discounts and charity care to determine reported revenues.

(o)	Represents the percentage of patient revenues related to patients who are not admitted to our hospitals.

EXHIBIT 99.2

HCA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The selected financial data and the accompanying consolidated financial statements present certain information with respect to the financial position, results of operations and cash flows of HCA Inc. which should be read in conjunction with the following discussion and analysis. The terms “HCA,” “Company,” “we,” “our,” or “us,” as used herein, refer to HCA Inc. and our affiliates unless otherwise stated or indicated by context. The term “affiliates” means direct and indirect subsidiaries of HCA Inc. and partnerships and joint ventures in which such subsidiaries are partners.

Forward-Looking Statements

This annual report on Form 10-K includes certain disclosures which contain “forward-looking statements.” Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words like “may,” “believe,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “initiative” or “continue.” These forward-looking statements are based on our current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond our control, that could significantly affect current plans and expectations and our future financial position and results of operations. These factors include, but are not limited to, (1) the ability to recognize the benefits of the Recapitalization, (2) the impact of the substantial indebtedness incurred to finance the Recapitalization and the ability to refinance such indebtedness on acceptable terms, (3) increases, particularly in the current economic downturn, in the amount and risk of collectibility of uninsured accounts and deductibles and copayment amounts for insured accounts, (4) the ability to achieve operating and financial targets, and attain expected levels of patient volumes and control the costs of providing services, (5) possible changes in the Medicare, Medicaid and other state programs, including Medicaid supplemental payments pursuant to upper payment limit (“UPL”) programs, that may impact reimbursements to health care providers and insurers, (6) the highly competitive nature of the health care business, (7) changes in revenue mix, including potential declines in the population covered under managed care agreements due to the current economic downturn and the ability to enter into and renew managed care provider agreements on acceptable terms, (8) the efforts of insurers, health care providers and others to contain health care costs, (9) the outcome of our continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures, (10) changes in federal, state or local laws or regulations affecting the health care industry, (11) increases in wages and the ability to attract and retain qualified management and personnel, including affiliated physicians, nurses and medical and technical support personnel, (12) the possible enactment of federal or state health care reform, (13) the availability and terms of capital to fund the expansion of our business and improvements to our existing facilities, (14) changes in accounting practices, (15) changes in general economic conditions nationally and regionally in our markets, (16) future divestitures which may result in charges, (17) changes in business strategy or development plans, (18) delays in receiving payments for services provided, (19) the outcome of pending and any future tax audits, appeals and litigation associated with our tax positions, (20) potential liabilities and other claims that may be asserted against us, and (21) other risk factors described in this annual report on Form 10-K. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ from those expressed in any forward-looking statements made by or on behalf of HCA. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this report.

2008 Operations Summary

Net income attributable to HCA Inc. totaled $673 million for the year ended December 31, 2008 compared to $874 million for the year ended December 31, 2007. The 2008 results include gains on sales of facilities of $97 million and impairments of long-lived assets of $64 million. The 2007 results include gains on investments of $8 million, gains on sales of facilities of $471 million and an impairment of long-lived assets of $24 million.

HCA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — (Continued)

2008 Operations Summary (Continued)

Revenues increased 5.6% on a consolidated basis and 7.0% on a same facility basis for the year ended December 31, 2008 compared to the year ended December 31, 2007. The consolidated revenues increase can be attributed to the combined impact of a 5.2% increase in revenue per equivalent admission and a 0.5% increase in equivalent admissions. The same facility revenues increase resulted from a 5.1% increase in same facility revenue per equivalent admission and a 1.9% increase in same facility equivalent admissions.

During the year ended December 31, 2008, consolidated admissions declined 0.7% and same facility admissions increased 0.9% compared to the year ended December 31, 2007. Inpatient surgical volumes declined 4.5% on a consolidated basis and declined 0.5% on a same facility basis during the year ended December 31, 2008, compared to the year ended December 31, 2007. Outpatient surgical volumes declined 0.9% on a consolidated basis and declined 0.2% on a same facility basis during the year ended December 31, 2008, compared to the year ended December 31, 2007.

For the year ended December 31, 2008, the provision for doubtful accounts increased to 12.0% of revenues from 11.7% of revenues for the year ended December 31, 2007. Same facility uninsured admissions increased 1.7% and same facility uninsured emergency room visits increased 4.5% for the year ended December 31, 2008 compared to the year ended December 31, 2007.

Interest expense totaled $2.021 billion for the year ended December 31, 2008 compared to $2.215 billion for the year ended December 31, 2007. The $194 million decrease in interest expense for 2008 was due to reductions in both the average debt balance and average interest rate during 2008.

Business Strategy

We are committed to providing the communities we serve high quality, cost-effective health care while complying fully with our ethics policy, governmental regulations and guidelines and industry standards. As a part of this strategy, management focuses on the following principal elements:

Maintain Our Dedication to the Care and Improvement of Human Life.  Our business is built on putting patients first and providing high quality health care services in the communities we serve. Our dedicated professionals oversee our Quality Review System, which measures clinical outcomes, satisfaction and regulatory compliance to improve hospital quality and performance. We are implementing hospitalist programs in some facilities, evidence-based medicine programs and infection reduction initiatives. In addition, we continue to implement advanced health information technology to improve the quality and convenience of services to our communities. We are using our advanced electronic medication administration record, which uses bar coding technology to ensure that each patient receives the right medication, to build toward a fully electronic health record that will provide convenient access, electronic order entry and decision support for physicians. These technologies improve patient safety, quality and efficiency.

Maintain Our Commitment to Ethics and Compliance.  We are committed to a corporate culture highlighted by the following values — compassion, honesty, integrity, fairness, loyalty, respect and kindness. Our comprehensive ethics and compliance program reinforces our dedication to these values.

Leverage Our Leading Local Market Positions.  We strive to maintain and enhance the leading positions that we enjoy in the majority of our markets. We believe that the broad geographic presence of our facilities across a range of markets, in combination with the breadth and quality of services provided by our facilities, increases our attractiveness to patients and large employers and positions us to negotiate more favorable terms from commercial payers and increase the number of payers with whom we contract. We also intend to strategically enhance our outpatient presence in our communities to attract more patients to our facilities.

HCA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — (Continued)

Business Strategy (Continued)

Expand Our Presence in Key Markets.  We seek to grow our business in key markets, focusing on large, high growth urban and suburban communities, primarily in the southern and western regions of the United States. We seek to strategically invest in new and expanded services at our existing hospitals and surgery centers to increase our revenues at those facilities and provide the benefits of medical technology advances to our communities. We intend to continue to expand high volume and high margin specialty services, such as cardiology and orthopedic services, and increase the capacity, scope and convenience of our outpatient facilities. To complement this intrinsic growth, we intend to continue to opportunistically develop and acquire new hospitals and outpatient facilities.

Continue to Leverage Our Scale.  We will continue to obtain price efficiencies through our group purchasing organization and build on the cost savings and efficiencies in billing, collection and other processes we have achieved through our regional service centers. We are increasingly taking advantage of our national scale by contracting for services on a multistate basis. We will expand our successful shared services model for additional clinical and support functions, such as physician credentialing, medical transcription and electronic medical recordkeeping, across multiple markets.

Continue to Develop Enduring Physician Relationships.  We depend on the quality and dedication of the physicians who serve at our facilities, and we recruit both primary care physicians and specialists to meet community needs. We often assist recruited physicians with establishing and building a practice or joining an existing practice in compliance with regulatory standards. We intend to improve both service levels and revenues in our markets by:

•	expanding the number of high quality specialty services, such as cardiology, orthopedics, oncology and neonatology;

•	continuing to use joint ventures with physicians to further develop our outpatient business, particularly through ambulatory surgery centers and outpatient diagnostic centers;

•	developing medical office buildings to provide convenient facilities for physicians to locate their practices and serve their patients; and

•	continuing our focus on improving hospital quality and performance and implementing advanced technologies in our facilities to attract physicians to our facilities.

Become the Health Care Employer of Choice.  We will continue to use a number of industry-leading practices to help ensure our hospitals are a health care employer of choice in their respective communities. Our staffing initiatives for both care providers and hospital management provide strategies for recruitment, compensation and productivity to increase employee retention and operating efficiency at our hospitals. For example, we maintain an internal contract nursing agency to supply our hospitals with high quality staffing at a lower cost than external agencies. In addition, we have developed several proprietary training and career development programs for our physicians and hospital administrators, including an executive development program designed to train the next generation of hospital leadership. We believe our continued investment in the training and retention of employees improves the quality of care, enhances operational efficiency and fosters employee loyalty.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Our estimates are based on historical experience and various other assumptions we believe are reasonable under the circumstances. We evaluate our estimates on an ongoing basis and make changes to the estimates and related disclosures as experience develops or new information becomes known. Actual results may differ from these estimates.

HCA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — (Continued)

Critical Accounting Policies and Estimates (Continued)

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenues

Revenues are recorded during the period the health care services are provided, based upon the estimated amounts due from payers. Estimates of contractual allowances under managed care health plans are based upon the payment terms specified in the related contractual agreements. Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The estimated reimbursement amounts are made on a payer-specific basis and are recorded based on the best information available regarding management’s interpretation of the applicable laws, regulations and contract terms. Management continually reviews the contractual estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms resulting from contract renegotiations and renewals. We have invested significant resources to refine and improve our computerized billing systems and the information system data used to make contractual allowance estimates. We have developed standardized calculation processes and related training programs to improve the utility of our patient accounting systems.

The Emergency Medical Treatment and Active Labor Act (“EMTALA”) requires any hospital participating in the Medicare program to conduct an appropriate medical screening examination of every person who presents to the hospital’s emergency room for treatment and, if the individual is suffering from an emergency medical condition, to either stabilize the condition or make an appropriate transfer of the individual to a facility able to handle the condition. The obligation to screen and stabilize emergency medical conditions exists regardless of an individual’s ability to pay for treatment. Federal and state laws and regulations, including but not limited to EMTALA, require, and our commitment to providing quality patient care encourages, the provision of services to patients who are financially unable to pay for the health care services they receive.

We do not pursue collection of amounts related to patients who meet our guidelines to qualify as charity care; therefore, they are not reported in revenues. Patients treated at our hospitals for nonelective care, who have income at or below 200% of the federal poverty level, are eligible for charity care. The federal poverty level is established by the federal government and is based on income and family size. We provide discounts from our gross charges to uninsured patients who do not qualify for Medicaid or charity care. These discounts are similar to those provided to many local managed care plans.

Due to the complexities involved in the classification and documentation of health care services authorized and provided, the estimation of revenues earned and the related reimbursement are often subject to interpretations that could result in payments that are different from our estimates. A hypothetical 1% change in net receivables that are subject to contractual discounts at December 31, 2008 would result in an impact on pretax earnings of approximately $34 million.

Provision for Doubtful Accounts and the Allowance for Doubtful Accounts

The collection of outstanding receivables from Medicare, managed care payers, other third-party payers and patients is our primary source of cash and is critical to our operating performance. The primary collection risks relate to uninsured patient accounts, including patient accounts for which the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient responsibility amounts (deductibles and copayments) remain outstanding. The provision for doubtful accounts and the allowance for doubtful accounts relate primarily to amounts due directly from patients. An estimated allowance for doubtful accounts is recorded for all uninsured accounts, regardless of the aging of those accounts. Accounts are written off when all reasonable internal and external collection efforts have been performed. Prior to 2007, we considered the return of an account from the

HCA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — (Continued)

Critical Accounting Policies and Estimates (Continued)

Provision for Doubtful Accounts and the Allowance for Doubtful Accounts (Continued)

primary external collection agency to be the culmination of our reasonable collection efforts and the timing basis for writing off the account balance. During 2007, we modified our collection policies to establish a review of all accounts against certain standard collection criteria, upon completion of our internal collection efforts. Accounts determined to possess positive collectibility attributes are forwarded to a secondary external collection agency and the other accounts are written off. The accounts that are not collected by the secondary external collection agency are written off when they are returned to us by the collection agency (usually within 18 months). Our collection policy change results in a delay in writing off the accounts forwarded to the secondary external collection agency compared to our previous policy, and during 2007 and 2008, we incurred increases in both our gross accounts receivable and the allowance for doubtful accounts due to this delay in recording writeoffs. Writeoffs are based upon specific identification and the writeoff process requires a writeoff adjustment entry to the patient accounting system. We do not pursue collection of amounts related to patients that meet our guidelines to qualify as charity care. Charity care is not reported in revenues and does not have an impact on the provision for doubtful accounts.

The amount of the provision for doubtful accounts is based upon management’s assessment of historical writeoffs and expected net collections, business and economic conditions, trends in federal, state, and private employer health care coverage and other collection indicators. Management relies on the results of detailed reviews of historical writeoffs and recoveries at facilities that represent a majority of our revenues and accounts receivable (the “hindsight analysis”) as a primary source of information in estimating the collectibility of our accounts receivable. We perform the hindsight analysis quarterly, utilizing rolling twelve-months accounts receivable collection and writeoff data. At December 31, 2008, the allowance for doubtful accounts represented approximately 93% of the $5.838 billion patient due accounts receivable balance, including accounts, net of the related estimated contractual discounts, related to patients for which eligibility for Medicaid assistance or charity was being evaluated (“pending Medicaid accounts”). At December 31, 2007, the allowance for doubtful accounts represented approximately 89% of the $4.825 billion patient due accounts receivable balance, including pending Medicaid accounts, net of the related estimated contractual discounts. Days revenues in accounts receivable were 49 days, 53 days and 53 days at December 31, 2008, 2007 and 2006, respectively. Management expects a continuation of the challenges related to the collection of the patient due accounts. Adverse changes in the percentage of our patients having adequate health care coverage, general economic conditions, patient accounting service center operations, payer mix, or trends in federal, state, and private employer health care coverage could affect the collection of accounts receivable, cash flows and results of operations.

HCA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — (Continued)

Critical Accounting Policies and Estimates (Continued)

Provision for Doubtful Accounts and the Allowance for Doubtful Accounts (Continued)

The approximate breakdown of accounts receivable by payer classification as of December 31, 2008 and 2007 is set forth in the following table:

	% of Accounts Receivable
	Under 91 Days	91—180 Days	Over 180 Days

Accounts receivable aging at December 31, 2008:
Medicare and Medicaid	10%	1%	2%
Managed care and other insurers	17	4	3
Uninsured	21	9	33

Total	48%	14%	38%

Accounts receivable aging at December 31, 2007:
Medicare and Medicaid	11%	1%	2%
Managed care and other insurers	19	4	4
Uninsured	20	11	28

Total	50%	16%	34%

Professional Liability Claims

We, along with virtually all health care providers, operate in an environment with professional liability risks. Since January 1, 2007, our facilities are insured by our wholly-owned insurance subsidiary for losses up to $50 million per occurrence, subject to a $5 million per occurrence self-insured retention. Prior to 2007, our facilities’ coverage with our insurance subsidiary was not subject to the $5 million self-insured retention and a substantial portion of our professional liability risks was insured through our wholly-owned insurance subsidiary. Reserves for professional liability risks were $1.387 billion and $1.513 billion at December 31, 2008 and 2007, respectively. The current portion of these reserves, $279 million and $280 million at December 31, 2008 and 2007, respectively, is included in “other accrued expenses.” Obligations covered by reinsurance contracts are included in the reserves for professional liability risks, as the insurance subsidiary remains liable to the extent reinsurers do not meet their obligations. Reserves for professional liability risks (net of $57 million and $44 million receivable under reinsurance contracts at December 31, 2008 and 2007, respectively) were $1.330 billion and $1.469 billion at December 31, 2008 and 2007, respectively. Reserves and provisions for professional liability risks are based upon actuarially determined estimates. The estimated reserve ranges, net of amounts receivable under reinsurance contracts, were $1.102 billion to $1.332 billion at December 31, 2008 and $1.224 billion to $1.471 billion at December 31, 2007. Reserves for professional liability risks represent the estimated ultimate cost of all reported and unreported losses incurred through the respective consolidated balance sheet dates. The reserves are estimated using individual case-basis valuations and actuarial analyses. Those estimates are subject to the effects of trends in loss severity and frequency. The estimates are continually reviewed and adjustments are recorded as experience develops or new information becomes known. Changes to the estimated reserve amounts are included in current operating results. Provisions for losses related to professional liability risks were $175 million, $163 million and $217 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The reserves for professional liability risks cover approximately 2,800 and 2,600 individual claims at December 31, 2008 and 2007, respectively, and estimates for unreported potential claims. The time period required to resolve these claims can vary depending upon the jurisdiction and whether the claim is settled or litigated. The estimation of the timing of payments beyond a year can vary significantly. Due to the considerable variability that is

HCA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — (Continued)

Critical Accounting Policies and Estimates (Continued)

inherent in such estimates, there can be no assurance that the ultimate liability will not exceed management’s estimates.

Income Taxes

We calculate our provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized by identifying the temporary differences that arise from the recognition of items in different periods for tax and accounting purposes. Deferred tax assets generally represent the tax effects of amounts expensed in our income statement for which tax deductions will be claimed in future periods.

Although we believe that we have properly reported taxable income and paid taxes in accordance with applicable laws, federal, state or international taxing authorities may challenge our tax positions upon audit. We account for uncertain tax positions in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” Accordingly, we report a liability for unrecognized tax benefits from uncertain tax positions taken or expected to be taken in our income tax return. Final audit results may vary from our estimates.

Results of Operations

Revenue/Volume Trends

Our revenues depend upon inpatient occupancy levels, the ancillary services and therapy programs ordered by physicians and provided to patients, the volume of outpatient procedures and the charge and negotiated payment rates for such services. Gross charges typically do not reflect what our facilities are actually paid. Our facilities have entered into agreements with third-party payers, including government programs and managed care health plans, under which the facilities are paid based upon the cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts from gross charges. We do not pursue collection of amounts related to patients who meet our guidelines to qualify for charity care; therefore, they are not reported in revenues. We provide discounts to uninsured patients who do not qualify for Medicaid or charity care that are similar to the discounts provided to many local managed care plans.

Revenues increased 5.6% to $28.374 billion for the year ended December 31, 2008 from $26.858 billion for the year ended December 31, 2007 and increased 5.4% for the year ended December 31, 2007 from $25.477 billion for the year ended December 31, 2006. The increase in revenues in 2008 can be primarily attributed to the combined impact of a 5.2% increase in revenue per equivalent admission and a 0.5% increase in equivalent admissions compared to the prior year. The increase in revenues in 2007 can be primarily attributed to an 8.3% increase in revenue per equivalent admission, offsetting a 2.7% decline in equivalent admissions compared to 2006.

Admissions declined 0.7% in 2008 compared to 2007 and declined 3.6% in 2007 compared to 2006. Inpatient surgeries declined 4.5% and outpatient surgeries declined 0.9% during 2008 compared to 2007. Inpatient surgeries declined 3.1% and outpatient surgeries declined 2.0% during 2007 compared to 2006. Emergency room visits increased 2.5% during 2008 compared to 2007 and declined 1.9% during 2007 compared to 2006.

Same facility revenues increased 7.0% for the year ended December 31, 2008 compared to the year ended December 31, 2007 and increased 7.4% for the year ended December 31, 2007 compared to the year ended December 31, 2006. The 7.0% increase for 2008 can be primarily attributed to the combined impact of a 5.1% increase in same facility revenue per equivalent admission and a 1.9% increase in same facility equivalent admissions. The 7.4% increase for 2007 can be primarily attributed to an 8.1% increase in same facility revenue per equivalent admission, offsetting a 0.7% decline in equivalent admissions.

Same facility admissions increased 0.9% in 2008 compared to 2007 and declined 1.3% in 2007 compared to 2006. Same facility inpatient surgeries declined 0.5% and same facility outpatient surgeries declined 0.2% during

HCA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — (Continued)

Results of Operations (Continued)

Revenue/Volume Trends (Continued)

2008 compared to 2007. Same facility inpatient surgeries declined 1.0% and same facility outpatient surgeries declined 1.1% during 2007 compared to 2006. Same facility emergency room visits increased 3.6% during 2008 compared to 2007 and increased 0.7% during 2007 compared to 2006.

Same facility uninsured emergency room visits increased 4.5% and same facility uninsured admissions increased 1.7% during 2008 compared to 2007. Same facility uninsured emergency room visits increased 7.3% and same facility uninsured admissions increased 9.4% during 2007 compared to 2006. Management believes same facility uninsured emergency room visits and same facility uninsured admissions could continue to increase during 2009 if the adverse general economic and unemployment trends continue.

Admissions related to Medicare, managed Medicare, Medicaid, managed Medicaid, managed care and other insurers and the uninsured for the years ended December 31, 2008, 2007 and 2006 are set forth below.

	Years Ended December 31,
	2008	2007	2006

Medicare	35%	35%	37%
Managed Medicare	9	7	6
Medicaid	8	8	9
Managed Medicaid	7	7	6
Managed care and other insurers	35	37	36
Uninsured	6	6	6

	100%	100%	100%

Several factors negatively affected patient volumes in 2008 and 2007. More stringent enforcement of case management guidelines led to certain patient services being classified as outpatient observation visits instead of one-day admissions. Unit closures and changes in Medicare admission guidelines led to reductions in rehabilitation and skilled nursing admissions. Cardiac admissions have been affected by competition from physician-owned heart hospitals.

The approximate percentages of our inpatient revenues related to Medicare, managed Medicare, Medicaid, managed Medicaid, managed care plans and other insurers and the uninsured for the years ended December 31, 2008, 2007 and 2006 are set forth below.

	Years Ended December 31,
	2008	2007	2006

Medicare	31%	32%	34%
Managed Medicare	8	7	6
Medicaid	7	7	6
Managed Medicaid	4	4	3
Managed care and other insurers	44	44	46
Uninsured	6	6	5

	100%	100%	100%

At December 31, 2008, we owned and operated 38 hospitals and 33 surgery centers in the state of Florida. Our Florida facilities’ revenues totaled $7.099 billion and $6.732 billion for the years ended December 31, 2008 and 2007, respectively. At December 31, 2008, we owned and operated 34 hospitals and 23 surgery centers in the state of

HCA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — (Continued)

Results of Operations (Continued)

Revenue/Volume Trends (Continued)

Texas. Our Texas facilities’ revenues totaled $7.351 billion and $6.911 billion for the years ended December 31, 2008 and 2007, respectively. During 2008 and 2007, 55% of our admissions and 51% of our revenues were generated by our Florida and Texas facilities. Uninsured admissions in Florida and Texas represented 63% and 62% of our uninsured admissions during 2008 and 2007, respectively.

We provided $1.747 billion, $1.530 billion and $1.296 billion of charity care (amounts are based upon our gross charges) during the years ended December 31, 2008, 2007 and 2006, respectively. We provide discounts to uninsured patients who do not qualify for Medicaid or charity care. These discounts are similar to those provided to many local managed care plans and totaled $1.853 billion, $1.474 billion and $1.095 billion for the years ended December 31, 2008, 2007 and 2006, respectively.

We receive a significant portion of our revenues from government health programs, principally Medicare and Medicaid, which are highly regulated and subject to frequent and substantial changes. We have increased the indigent care services we provide in several communities in the state of Texas, in affiliation with other hospitals. The state of Texas has been involved in the effort to increase the indigent care provided by private hospitals. As a result of this additional indigent care provided by private hospitals, public hospital districts or counties in Texas have available funds that were previously devoted to indigent care. The public hospital districts or counties are under no contractual or legal obligation to provide such indigent care. The public hospital districts or counties have elected to transfer some portion of these newly available funds to the state’s Medicaid program. Such action is at the sole discretion of the public hospital districts or counties. It is anticipated that these contributions to the state will be matched with federal Medicaid funds. The state then may make supplemental payments to hospitals in the state for Medicaid services rendered. Hospitals receiving Medicaid supplemental payments may include those that are providing additional indigent care services. Such payments must be within the federal UPL established by federal regulation.

During 2007, based upon a review of certain expenditures claimed for federal Medicaid matching funds by the state of Texas, the Centers for Medicare and Medicaid Services (“CMS”) deferred a portion of claimed amounts. CMS completed its review of the claimed expenditures and released the previously deferred amounts during 2008. Our Texas Medicaid revenues included $262 million and $232 million during 2008 and 2007, respectively, of Medicaid supplemental payments pursuant to UPL programs. We expect to continue to recognize net benefits related to the Texas Medicaid supplemental payment program based upon the routine incurrence of indigent care expenditures and expected processing of Medicaid supplemental payments.

HCA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — (Continued)

Results of Operations (Continued)

Operating Results Summary

The following are comparative summaries of operating results for the years ended December 31, 2008, 2007 and 2006 (dollars in millions):

	2008		2007		2006
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Revenues	$28,374	100.0	$26,858	100.0	$25,477	100.0

Salaries and benefits	11,440	40.3	10,714	39.9	10,409	40.9
Supplies	4,620	16.3	4,395	16.4	4,322	17.0
Other operating expenses	4,554	16.1	4,241	15.7	4,056	16.0
Provision for doubtful accounts	3,409	12.0	3,130	11.7	2,660	10.4
Equity in earnings of affiliates	(223)	(0.8)	(206)	(0.8)	(197)	(0.8)
Gains on sales of investments	—	—	(8)	—	(243)	(1.0)
Depreciation and amortization	1,416	5.0	1,426	5.4	1,391	5.5
Interest expense	2,021	7.1	2,215	8.2	955	3.7
Gains on sales of facilities	(97)	(0.3)	(471)	(1.8)	(205)	(0.8)
Impairment of long-lived assets	64	0.2	24	0.1	24	0.1
Transaction costs	—	—	—	—	442	1.7

	27,204	95.9	25,460	94.8	23,614	92.7

Income before income taxes	1,170	4.1	1,398	5.2	1,863	7.3
Provision for income taxes	268	0.9	316	1.1	626	2.4

Net income	902	3.2	1,082	4.1	1,237	4.9
Net income attributable to noncontrolling interests	229	0.8	208	0.8	201	0.8

Net income attributable to HCA Inc.	$673	2.4	$874	3.3	$1,036	4.1

% changes from prior year:
Revenues	5.6%		5.4%		4.2%
Income before income taxes	(16.3)		(25.0)		(20.1)
Net income attributable to HCA Inc.	(23.0)		(15.7)		(27.2)
Admissions(a)	(0.7)		(3.6)		(2.3)
Equivalent admissions(b)	0.5		(2.7)		(2.4)
Revenue per equivalent admission	5.2		8.3		6.8
Same facility % changes from prior year(c):
Revenues	7.0		7.4		6.2
Admissions(a)	0.9		(1.3)		0.2
Equivalent admissions(b)	1.9		(0.7)		—
Revenue per equivalent admission	5.1		8.1		6.2

(a)	Represents the total number of patients admitted to our hospitals and is used by management and certain investors as a general measure of inpatient volume.

(b)	Equivalent admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation “equates” outpatient revenue to the volume measure (admissions) used to measure inpatient volume, resulting in a general measure of combined inpatient and outpatient volume.

(c)	Same facility information excludes the operations of hospitals and their related facilities that were either acquired, divested or removed from service during the current and prior year.

HCA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — (Continued)

Results of Operations (Continued)

Years Ended December 31, 2008 and 2007

Net income attributable to HCA Inc. totaled $673 million for the year ended December 31, 2008 compared to $874 million for the year ended December 31, 2007. Financial results for 2008 include gains on sales of facilities of $97 million and asset impairment charges of $64 million. Financial results for 2007 include gains on sales of facilities of $471 million and an asset impairment charge of $24 million.

Revenues increased 5.6% to $28.374 billion for 2008 from $26.858 billion for 2007. The increase in revenues was due primarily to the combined impact of a 5.2% increase in revenue per equivalent admission and a 0.5% increase in equivalent admissions compared to 2007. Same facility revenues increased 7.0% due primarily to the combined impact of a 5.1% increase in same facility revenue per equivalent admission and a 1.9% increase in same facility equivalent admissions compared to 2007.

During 2008, same facility admissions increased 0.9%, compared to 2007. Inpatient surgical volumes declined 4.5% on a consolidated basis and same facility inpatient surgeries declined 0.5% during 2008 compared to 2007. Outpatient surgical volumes declined 0.9% on a consolidated basis and same facility outpatient surgeries declined 0.2% during 2008 compared to 2007.

Salaries and benefits, as a percentage of revenues, were 40.3% in 2008 and 39.9% in 2007. Salaries and benefits per equivalent admission increased 6.3% in 2008 compared to 2007. Same facility labor rate increases averaged 5.1% for 2008 compared to 2007.

Supplies, as a percentage of revenues, were 16.3% in 2008 and 16.4% in 2007. Supply costs per equivalent admission increased 4.5% in 2008 compared to 2007. Same facility supply costs increased 8.0% for medical devices, 2.8% for pharmacy supplies, 18.7% for blood products and 6.6% for general medical and surgical items in 2008 compared to 2007.

Other operating expenses, as a percentage of revenues, increased to 16.1% in 2008 from 15.7% in 2007. Other operating expenses are primarily comprised of contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance (including professional liability insurance) and nonincome taxes. Increases in professional fees paid to hospitalists, emergency room physicians and anesthesiologists represented 20 basis points of the 2008 increase in other operating expenses. Other operating expenses include $143 million and $187 million of indigent care costs in certain Texas markets during 2008 and 2007, respectively. Provisions for losses related to professional liability risks were $175 million and $163 million for 2008 and 2007, respectively.

Provision for doubtful accounts, as a percentage of revenues, increased to 12.0% for 2008 from 11.7% in 2007. The provision for doubtful accounts and the allowance for doubtful accounts relate primarily to uninsured amounts due directly from patients. The increase in the provision for doubtful accounts, as a percentage of revenues, can be attributed to an increasing amount of patient financial responsibility under certain managed care plans and same facility increases in uninsured emergency room visits of 4.5% and uninsured admissions of 1.7% in 2008 compared to 2007. At December 31, 2008, our allowance for doubtful accounts represented approximately 93% of the $5.838 billion total patient due accounts receivable balance, including accounts, net of estimated contractual discounts, related to patients for which eligibility for Medicaid coverage was being evaluated.

Equity in earnings of affiliates increased from $206 million for 2007 to $223 million for 2008. Equity in earnings of affiliates relates primarily to our Denver, Colorado market joint venture.

No net gains on investments were recognized during 2008 and net gains on investments for 2007 of $8 million relate to sales of investment securities by our wholly-owned insurance subsidiary. Net unrealized losses on investment securities were $48 million at December 31, 2008, representing a $69 million decline from a net unrealized gain position of $21 million at December 31, 2007.

HCA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — (Continued)

Results of Operations (Continued)

Years Ended December 31, 2008 and 2007 (Continued)

Depreciation and amortization decreased, as a percentage of revenues, to 5.0% in 2008 from 5.4% in 2007. Depreciation expense was $1.412 billion for 2008 and $1.421 billion for 2007.

Interest expense decreased to $2.021 billion for 2008 from $2.215 billion for 2007. The decrease in interest expense was due to reductions in both the average debt balance and the average effective interest rate on long-term debt. Our average debt balance was $27.211 billion for 2008 compared to $27.732 billion for 2007. The average interest rate for our long-term debt decreased from 7.6% at December 31, 2007 to 6.9% at December 31, 2008.

Gains on sales of facilities were $97 million for 2008 and included $81 million of net gains on the sales of two hospital facilities and $16 million of net gains on sales of real estate and other health care entity investments. Gains on sales of facilities were $471 million for 2007 and included a $312 million gain on the sale of our two Switzerland hospitals, a $131 million gain on the sale of a facility in Florida and $28 million of net gains on sales of real estate and other health care entity investments.

The effective tax rate was 22.9% for 2008 and 22.6% for 2007, which include reductions of 5.6% and 4.0%, respectively, related to income attributable to noncontrolling interests from consolidated partnerships. Primarily as a result of reaching a settlement with the IRS Appeals Division and the revision of the amount of a proposed IRS adjustment related to prior taxable periods, we reduced our provision for income taxes by $69 million in 2008. Our 2007 provision for income taxes was reduced by $85 million, principally based on receiving new information related to tax positions taken in a prior taxable year, and by an additional $39 million to adjust 2006 state tax accruals to the amounts reported on completed tax returns and based upon an analysis of the Recapitalization costs. Excluding the effect of these adjustments, the effective tax rates for 2008 and 2007 would have been 28.8% and 31.5%, respectively.

Net income attributable to noncontrolling interests increased from $208 million for 2007 to $229 million for 2008. The increase relates primarily to our Austin, Texas market partnership and our group purchasing organization.

Years Ended December 31, 2007 and 2006

Net income attributable to HCA Inc. totaled $874 million for the year ended December 31, 2007 compared to $1.036 billion for the year ended December 31, 2006. Financial results for 2007 include gains on sales of facilities of $471 million, gains on investments of $8 million and an asset impairment charge of $24 million. Financial results for 2006 include gains on sales of facilities of $205 million, gains on investments of $243 million, expenses related to the Recapitalization of $442 million and an asset impairment charge of $24 million.

Revenues increased 5.4% to $26.858 billion for 2007 from $25.477 billion for 2006. The increase in revenues was due primarily to an 8.3% increase in revenue per equivalent admission, offsetting a 2.7% decline in equivalent admissions compared to the prior year. Same facility revenues increased 7.4% due to an 8.1% increase in same facility revenue per equivalent admission, offsetting a 0.7% decline in same facility equivalent admissions compared to the prior year.

During 2007, same facility admissions declined 1.3% compared to 2006. Inpatient surgical volumes declined 3.1% on a consolidated basis and same facility inpatient surgeries declined 1.0% during 2007 compared to 2006. Outpatient surgical volumes declined 2.0% on a consolidated basis and same facility outpatient surgeries declined 1.1% during 2007 compared to 2006.

Salaries and benefits, as a percentage of revenues, were 39.9% in 2007 and 40.9% in 2006. Salaries and benefits per equivalent admission increased 5.8% in 2007 compared to 2006. Labor rate increases averaged 5.0% for 2007 compared to 2006.

HCA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — (Continued)

Results of Operations (Continued)

Years Ended December 31, 2007 and 2006 (Continued)

Supplies, as a percentage of revenues, were 16.4% in 2007 and 17.0% in 2006. Supply costs per equivalent admission increased 4.5% in 2007 compared to 2006. Same facility supply costs increased 6.4% for medical devices, primarily for orthopedic supplies, 13.1% for blood products, and 5.6% for general medical and surgical items.

Other operating expenses, as a percentage of revenues, decreased to 15.7% in 2007 from 16.0% in 2006. Other operating expenses are primarily comprised of contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance (including professional liability insurance) and nonincome taxes. Other operating expenses include $187 million and $11 million of indigent care costs in certain Texas markets during 2007 and 2006, respectively. Provisions for losses related to professional liability risks were $163 million and $217 million for 2007 and 2006, respectively. The reduction in the provision for professional liability risks reflects the recognition by our actuaries of improving frequency and severity claim trends at our facilities.

Provision for doubtful accounts, as a percentage of revenues, increased to 11.7% for 2007 from 10.4% in 2006. The provision for doubtful accounts and the allowance for doubtful accounts relate primarily to uninsured amounts due directly from patients. The increase in the provision for doubtful accounts, as a percentage of revenues, can be attributed to an increasing amount of patient financial responsibility under certain managed care plans and same facility increases in uninsured emergency room visits of 7.3% and uninsured admissions of 9.4% in 2007 compared to 2006. At December 31, 2007, our allowance for doubtful accounts represented approximately 89% of the $4.825 billion total patient due accounts receivable balance, including accounts, net of estimated contractual discounts, related to patients for which eligibility for Medicaid coverage was being evaluated.

Equity in earnings of affiliates increased from $197 million for 2006 to $206 million for 2007. Equity in earnings of affiliates relates primarily to our Denver, Colorado market joint venture.

Gains on investments for 2007 and 2006 of $8 million and $243 million, respectively, relate to sales of investment securities by our wholly-owned insurance subsidiary. The decrease in realized gains for 2007 was primarily due to the decision to liquidate our equity investment portfolio and reinvest in debt and interest-bearing investments during the fourth quarter of 2006. Net unrealized gains on investment securities declined from $25 million at December 31, 2006 to $21 million at December 31, 2007.

Depreciation and amortization decreased, as a percentage of revenues, to 5.4% in 2007 from 5.5% in 2006. Purchases of property and equipment of $1.444 billion during 2007 were generally equivalent to depreciation expense for 2007 of $1.421 billion.

Interest expense increased to $2.215 billion for 2007 from $955 million for 2006. The increase in interest expense is primarily due to the increased debt related to the Recapitalization. Our average debt balance was $27.732 billion for 2007 compared to $13.811 billion for 2006. The average interest rate for our long-term debt decreased from 7.9% at December 31, 2006 to 7.6% at December 31, 2007.

Gains on sales of facilities were $471 million for 2007 and included a $312 million gain on the sale of our two Switzerland hospitals and a $131 million gain on the sale of a facility in Florida. Gains on sales of facilities were $205 million for 2006 and included a $92 million gain on the sale of four hospitals in West Virginia and Virginia and a $93 million gain on the sale of two hospitals in Florida.

The effective tax rate was 22.6% for 2007 and 33.6% for 2006, which include reductions of 4.0% for each year related to income attributable to noncontrolling interests from consolidated partnerships. Based on new information received in 2007 related primarily to tax positions taken in prior taxable periods, we reduced our provision for income taxes by $85 million, and by an additional $39 million to adjust 2006 state tax accruals to the amounts reported on completed tax returns and based upon an analysis of the Recapitalization costs. Excluding the effect of these adjustments, the effective tax rate for 2007 would have been 31.5%.

HCA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — (Continued)

Results of Operations (Continued)

Years Ended December 31, 2007 and 2006 (Continued)

Net income attributable to noncontrolling interests increased from $201 million for 2006 to $208 million for 2007. The increase relates primarily to the operations of surgery centers and other outpatient services entities.

Liquidity and Capital Resources

Our primary cash requirements are paying our operating expenses, servicing of our debt, capital expenditures on our existing properties and acquisitions of hospitals and other health care entities. Our primary cash sources are cash flow from operating activities, issuances of debt and equity securities and dispositions of hospitals and other health care entities.

Cash provided by operating activities totaled $1.990 billion in 2008 compared to $1.564 billion in 2007 and $1.988 billion in 2006. Working capital totaled $2.391 billion at December 31, 2008 and $2.356 billion at December 31, 2007. The $426 million increase in cash provided by operating activities for 2008, compared to 2007, relates primarily to changes in working capital items. The changes in accounts receivable (net of the provision for doubtful accounts), inventories and other assets, and accounts payable and accrued expenses contributed $42 million to cash provided by operating activities for 2008 while changes in these items decreased cash provided by operating activities by $485 million for 2007. The $424 million decrease in cash provided by operating activities for 2007, compared to 2006, relates primarily to the combined impact of a $604 million increase in net cash payments for interest and income taxes and a $205 million increase from changes in working capital items. The net impact of the cash payments for interest and income taxes was an increase in cash payments of $111 million for 2008 compared to 2007 and an increase of $604 million for 2007 compared to 2006.

Cash used in investing activities was $1.467 billion, $479 million and $1.307 billion in 2008, 2007 and 2006, respectively. Excluding acquisitions, capital expenditures were $1.600 billion in 2008, $1.444 billion in 2007 and $1.865 billion in 2006. We expended $85 million, $32 million and $112 million for acquisitions of hospitals and health care entities during 2008, 2007 and 2006, respectively. Expenditures for acquisitions in all three years were generally comprised of outpatient and ancillary services entities and were funded by a combination of cash flows from operations and the issuance or incurrence of debt. Planned capital expenditures are expected to approximate $1.5 billion in 2009. At December 31, 2008, there were projects under construction which had an estimated additional cost to complete and equip over the next five years of $1.450 billion. We expect to finance capital expenditures with internally generated and borrowed funds.

During 2008, we received cash proceeds of $143 million from dispositions of two hospitals, and $50 million from sales of other health care entities and real estate investments. During 2007, we sold three hospitals for cash proceeds of $661 million, and we also received cash proceeds of $106 million related primarily to the sales of real estate investments. The sales of nine hospitals were completed during 2006 for cash proceeds of $560 million, and we also received cash proceeds of $91 million on the sales of real estate investments and our equity investment in a hospital joint venture.

Cash used in financing activities totaled $451 million in 2008, $1.326 billion in 2007 and $383 million in 2006. During 2008 and 2007, we used cash proceeds from sales of facilities and available cash provided by operations to make net debt repayments of $260 million and $1.270 billion, respectively. During 2008, 2007 and 2006, we made distributions to noncontrolling interests of $178 million, $152 million and $148 million, respectively. The Recapitalization included the issuance of $19.964 billion of long-term debt, the receipt of $3.782 billion of equity contributions, the repurchase of $20.364 billion of common stock, the payment of $745 million for Recapitalization related fees and expenses, and the retirement of $3.182 billion of existing long-term debt. We may in the future repurchase portions of our debt securities, subject to certain limitations, from time to time in either the open market or through privately negotiated transactions, in accordance with applicable SEC and other legal requirements. The

HCA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — (Continued)

Liquidity and Capital Resources (Continued)

timing, prices, and sizes of purchases depend upon prevailing trading prices, general economic and market conditions, and other factors, including applicable securities laws. Funds for the repurchase of debt securities have, and are expected to, come primarily from cash generated from operations and borrowed funds.

In addition to cash flows from operations, available sources of capital include amounts available under our senior secured credit facilities ($1.858 billion as of December 31, 2008 and $2.038 billion as of February 28, 2009) and anticipated access to public and private debt markets.

Investments of our professional liability insurance subsidiary, to maintain statutory equity and pay claims incurred prior to 2007, totaled $1.622 billion and $1.899 billion at December 31, 2008 and 2007, respectively. The insurance subsidiary maintained reserves for professional liability risks of $816 million and $1.165 billion at December 31, 2008 and 2007, respectively. Our facilities are insured by our wholly-owned insurance subsidiary for losses up to $50 million per occurrence; however, since January 2007, this coverage is subject to a $5 million per occurrence self-insured retention. Claims payments, net of reinsurance recoveries, during the next twelve months are expected to approximate $250 million. We estimate that approximately $50 million of the expected net claim payments during the next twelve months will relate to claims incurred subsequent to 2006.

Financing Activities

Due to the Recapitalization, we are a highly leveraged company with significant debt service requirements. Our debt totaled $26.989 billion and $27.308 billion at December 31, 2008 and 2007, respectively. Our interest expense was $2.021 billion for 2008 and $2.215 billion for 2007.

In connection with the Recapitalization, we entered into (i) a $2.000 billion senior secured asset-based revolving credit facility with a borrowing base of 85% of eligible accounts receivable, subject to customary reserves and eligibility criteria (fully utilized at December 31, 2008) (the “ABL credit facility”) and (ii) a senior secured credit agreement (the “cash flow credit facility” and, together with the ABL credit facility, the “senior secured credit facilities”), consisting of a $2.000 billion revolving credit facility ($1.858 billion available at December 31, 2008 after giving effect to certain outstanding letters of credit), a $2.750 billion term loan A ($2.525 billion outstanding at December 31, 2008), a $8.800 billion term loan B ($8.624 billion outstanding at December 31, 2008) and a €1.000 billion European term loan (€611 million, or $853 million, outstanding at December 31, 2008).

Also in connection with the Recapitalization, we issued $4.200 billion of senior secured notes (comprised of $1.000 billion of 9 1/8% notes due 2014 and $3.200 billion of 9 1/4% notes due 2016) and $1.500 billion of 9 5/8% cash/10 3/8% in-kind senior secured toggle notes (which allow us, at our option, to pay interest in-kind during the first five years) due 2016, which are subject to certain standard covenants. In November 2008, we elected to make an interest payment for the interest period ending in May 2009 by paying in-kind instead of paying interest in cash.

The senior secured credit facilities and senior secured notes are fully and unconditionally guaranteed by substantially all existing and future, direct and indirect, wholly-owned material domestic subsidiaries that are “Unrestricted Subsidiaries” under our Indenture dated as of December 16, 1993 (except for certain special purpose subsidiaries that only guarantee and pledge their assets under our ABL credit facility). In addition, borrowings under the European term loan are guaranteed by all material, wholly-owned European subsidiaries.

Management believes that cash flows from operations, amounts available under our senior secured credit facilities and our anticipated access to public and private debt markets will be sufficient to meet expected liquidity needs during the next twelve months.

HCA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — (Continued)

Contractual Obligations and Off-Balance Sheet Arrangements

As of December 31, 2008, maturities of contractual obligations and other commercial commitments are presented in the table below (dollars in millions):

	Payments Due by Period
Contractual Obligations(a)	Total	Current	2-3 Years	4-5 Years	After 5 Years

Long-term debt including interest, excluding the senior secured credit facilities(b)	$22,500	$1,175	$3,291	$3,842	$14,192
Loans outstanding under the senior secured credit facilities, including interest(b)	17,337	1,157	2,492	13,688	—
Operating leases(c)	1,255	225	352	224	454
Purchase and other obligations(c)	36	30	6	—	—

Total contractual obligations	$41,128	$2,587	$6,141	$17,754	$14,646

Other Commercial Commitments Not Recorded on the	Commitment Expiration by Period
Consolidated Balance Sheet	Total	Current	2-3 Years	4-5 Years	After 5 Years

Surety bonds(d)	$141	$134	$7	$—	$—
Letters of credit(e)	92	12	—	50	30
Physician commitments(f)	39	16	23	—	—
Guarantees(g)	2	—	—	—	2

Total commercial commitments	$274	$162	$30	$50	$32

(a)	We have not included obligations to pay estimated professional liability claims ($1.387 billion at December 31, 2008) in this table. The estimated professional liability claims, which have occurred prior to 2007, are expected to be funded by the designated investment securities that are restricted for this purpose ($1.622 billion at December 31, 2008). We also have not included obligations related to unrecognized tax benefits of $625 million at December 31, 2008, as we cannot reasonably estimate the timing or amounts of additional cash payments, if any, at this time.

(b)	Estimates of interest payments assumes that interest rates, borrowing spreads and foreign currency exchange rates at December 31, 2008, remain constant during the period presented.

(c)	Future operating lease obligations and purchase obligations are not recorded in our consolidated balance sheet.

(d)	Amounts relate primarily to instances in which we have agreed to indemnify various commercial insurers who have provided surety bonds to cover damages for malpractice cases which were awarded to plaintiffs by the courts. These cases are currently under appeal and the bonds will not be released by the courts until the cases are closed.

(e)	Amounts relate primarily to instances in which we have letters of credit outstanding with insurance companies that issued workers compensation insurance policies to us in prior years. The letters of credit serve as security to the insurance companies for payment obligations we retained.

(f)	In consideration for physicians relocating to the communities in which our hospitals are located and agreeing to engage in private practice for the benefit of the respective communities, we make advances to physicians, normally over a period of one year, to assist in establishing the physicians’ practices. The actual amount of these commitments to be advanced often depends upon the financial results of the physicians’ private practices during the recruitment agreement payment period. The physician commitments reflected were based on our maximum exposure on effective agreements at December 31, 2008.

(g)	We have entered into guarantee agreements related to certain leases.

HCA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — (Continued)

Market Risk

We are exposed to market risk related to changes in market values of securities. The investments in debt and equity securities of our wholly-owned insurance subsidiary were $1.614 billion and $8 million, respectively, at December 31, 2008. These investments are carried at fair value, with changes in unrealized gains and losses being recorded as adjustments to other comprehensive income. At December 31, 2008, we had a net unrealized loss of $48 million on the insurance subsidiary’s investment securities.

We are exposed to market risk related to market illiquidity. Liquidity of the investments in debt and equity securities of our wholly-owned insurance subsidiary could be impaired by the inability to access the capital markets. Should the wholly-owned insurance subsidiary require significant amounts of cash in excess of normal cash requirements to pay claims and other expenses on short notice, we may have difficulty selling these investments in a timely manner or be forced to sell them at a price less than what we might otherwise have been able to in a normal market environment. At December 31, 2008, our wholly-owned insurance subsidiary had invested $536 million ($573 million par value) in municipal, tax-exempt student loan auction rate securities which were classified as long-term investments. The auction rate securities (“ARS”) are publicly issued securities with long-term stated maturities for which the interest rates are reset through a Dutch auction every seven to 35 days. With the liquidity issues experienced in global credit and capital markets, the ARS held by our wholly-owned insurance subsidiary have experienced multiple failed auctions, beginning on February 11, 2008, as the amount of securities submitted for sale exceeded the amount of purchase orders. There is a very limited market for the ARS at this time. We do not currently intend to attempt to sell the ARS as the liquidity needs of our insurance subsidiary are expected to be met by other investments in its investment portfolio. These securities continue to accrue and pay interest semi-annually based on the failed auction maximum rate formulas stated in their respective Official Statements. During the failed auction period beginning February 11, 2008 and ending December 31, 2008, certain issuers of our ARS have redeemed $93 million of our securities at par value. If uncertainties in the credit and capital markets continue or there are ratings downgrades on the ARS held by our insurance subsidiary, we may be required to recognize other-than-temporary impairments on these long-term investments in future periods.

We are also exposed to market risk related to changes in interest rates and we periodically enter into interest rate swap agreements to manage our exposure to these fluctuations. Our interest rate swap agreements involve the exchange of fixed and variable rate interest payments between two parties, based on common notional principal amounts and maturity dates. The notional amounts of the swap agreements represent balances used to calculate the exchange of cash flows and are not our assets or liabilities. Our credit risk related to these agreements is considered low because the swap agreements are with creditworthy financial institutions. The interest payments under these agreements are settled on a net basis. These derivatives have been recognized in the financial statements at their respective fair values. Changes in the fair value of these derivatives are included in other comprehensive income.

With respect to our interest-bearing liabilities, approximately $5.055 billion of long-term debt at December 31, 2008 is subject to variable rates of interest, while the remaining balance in long-term debt of $21.934 billion at December 31, 2008 is subject to fixed rates of interest. Both the general level of interest rates and, for the senior secured credit facilities, our leverage affect our variable interest rates. Our variable rate debt is comprised primarily of amounts outstanding under the senior secured credit facilities. Borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the federal funds rate plus 1/2 of 1% and (2) the prime rate of Bank of America or (b) a LIBOR rate for the currency of such borrowing for the relevant interest period. The applicable margin for borrowings under the senior secured credit facilities, with the exception of term loan B where the margin is static, may be reduced subject to attaining certain leverage ratios. The average rate for our long-term debt decreased from 7.6% at December 31, 2007 to 6.9% at December 31, 2008. On February 16, 2007, we amended the cash flow credit facility to reduce the applicable margins with respect to the term borrowings thereunder. On June 20, 2007, we amended the ABL credit facility to reduce the applicable margin with respect to borrowings thereunder.

HCA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — (Continued)

Market Risk (Continued)

The estimated fair value of our total long-term debt was $20.225 billion at December 31, 2008. The estimates of fair value are based upon the quoted market prices for the same or similar issues of long-term debt with the same maturities. Based on a hypothetical 1% increase in interest rates, the potential annualized reduction to future pretax earnings would be approximately $51 million. To mitigate the impact of fluctuations in interest rates, we generally target a portion of our debt portfolio to be maintained at fixed rates.

Our international operations and the European term loan expose us to market risks associated with foreign currencies. In order to mitigate the currency exposure related to debt service obligations through December 31, 2011 under the European term loan, we have entered into cross currency swap agreements. A cross currency swap is an agreement between two parties to exchange a stream of principal and interest payments in one currency for a stream of principal and interest payments in another currency over a specified period.

Financial Instruments

Derivative financial instruments are employed to manage risks, including foreign currency and interest rate exposures, and are not used for trading or speculative purposes. We recognize derivative instruments, such as interest rate swap agreements and foreign exchange contracts, in the consolidated balance sheets at fair value. Changes in the fair value of derivatives are recognized periodically either in earnings or in stockholders’ equity, as a component of other comprehensive income, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Gains and losses on derivatives designated as cash flow hedges, to the extent they are effective, are recorded in other comprehensive income, and subsequently reclassified to earnings to offset the impact of the hedged items when they occur. Changes in the fair value of derivatives not qualifying as hedges, and for any portion of a hedge that is ineffective, are reported in earnings.

The net interest paid or received on interest rate swaps is recognized as interest expense. Gains and losses resulting from the early termination of interest rate swap agreements are deferred and amortized as adjustments to expense over the remaining period of the debt originally covered by the terminated swap.

Effects of Inflation and Changing Prices

Various federal, state and local laws have been enacted that, in certain cases, limit our ability to increase prices. Revenues for general, acute care hospital services rendered to Medicare patients are established under the federal government’s prospective payment system. Total fee-for-service Medicare revenues approximated 23% in 2008, 24% in 2007 and 25% in 2006 of our total patient revenues.

Management believes that hospital industry operating margins have been, and may continue to be, under significant pressure because of changes in payer mix and growth in operating expenses in excess of the increase in prospective payments under the Medicare program. In addition, as a result of increasing regulatory and competitive pressures, our ability to maintain operating margins through price increases to non-Medicare patients is limited.

IRS Disputes

We are currently contesting before the Appeals Division of the Internal Revenue Service (the “IRS”) certain claimed deficiencies and adjustments proposed by the IRS in connection with its examinations of the 2003 and 2004 federal income returns for HCA and 17 affiliates that are treated as partnerships for federal income tax purposes (“affiliated partnerships”). The disputed items include the timing of recognition of certain patient service revenues and our method for calculating the tax allowance for doubtful accounts.

HCA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — (Continued)

IRS Disputes (Continued)

Eight taxable periods of HCA and its predecessors ended in 1995 through 2002 and the 2002 taxable year of 13 affiliated partnerships, for which the primary remaining issue is the computation of the tax allowance for doubtful accounts, are pending before the IRS Examination Division or the United States Tax Court as of December 31, 2008. The IRS began an audit of the 2005 and 2006 federal income tax returns for HCA and seven affiliated partnerships during 2008.

Management believes that HCA, its predecessors and affiliates properly reported taxable income and paid taxes in accordance with applicable laws and agreements established with the IRS and that final resolution of these disputes will not have a material, adverse effect on our results of operations or financial position. However, if payments due upon final resolution of these issues exceed our recorded estimates, such resolutions could have a material, adverse effect on our results of operations or financial position.

EXHIBIT 99.3

Item 8.	Financial Statements and Supplementary Data

HCA INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
HCA Inc.

We have audited the accompanying consolidated balance sheets of HCA Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HCA Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 18, the accompanying consolidated statements of cash flows have been restated to correct the presentation of distributions to and certain other transactions with noncontrolling interests in the Company’s retrospective adoption of the presentation and disclosure requirements of FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”).

As discussed in paragraphs 6 and 31 of Note 1, effective January 1, 2009, the Company retrospectively adopted the presentation and disclosure requirements of SFAS 160.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), HCA Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 3, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 3, 2009, except for paragraphs 6 and 31 of Note 1, as to which the date is May 21, 2009, and except for Note 18, as to which the date is August 14, 2009

HCA INC.
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Dollars in millions)

	2008	2007	2006

Revenues	$28,374	$26,858	$25,477

Salaries and benefits	11,440	10,714	10,409
Supplies	4,620	4,395	4,322
Other operating expenses	4,554	4,241	4,056
Provision for doubtful accounts	3,409	3,130	2,660
Equity in earnings of affiliates	(223)	(206)	(197)
Gains on sales of investments	—	(8)	(243)
Depreciation and amortization	1,416	1,426	1,391
Interest expense	2,021	2,215	955
Gains on sales of facilities	(97)	(471)	(205)
Impairment of long-lived assets	64	24	24
Transaction costs	—	—	442

	27,204	25,460	23,614

Income before income taxes	1,170	1,398	1,863
Provision for income taxes	268	316	626

Net income	902	1,082	1,237
Net income attributable to noncontrolling interests	229	208	201

Net income attributable to HCA Inc.	$673	$874	$1,036

The accompanying notes are an integral part of the consolidated financial statements.

HCA INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2007
(Dollars in millions)

	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	$465	$393
Accounts receivable, less allowance for doubtful accounts of $5,435 and $4,289	3,780	3,895
Inventories	737	710
Deferred income taxes	914	592
Other	405	615

	6,301	6,205
Property and equipment, at cost:
Land	1,189	1,240
Buildings	8,670	8,518
Equipment	12,833	12,088
Construction in progress	1,022	733

	23,714	22,579
Accumulated depreciations	(12,185)	(11,137)

	11,529	11,442

Investments of insurance subsidiary	1,422	1,669
Investments in and advances to affiliates	842	688
Goodwill	2,580	2,629
Deferred loan costs	458	539
Other	1,148	853

	$24,280	$24,025

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,370	$1,370
Accrued salaries	854	780
Other accrued expenses	1,282	1,391
Long-term debt due within one year	404	308

	3,910	3,849

Long-term debt	26,585	27,000
Professional liability risks	1,108	1,233
Income taxes and other liabilities	1,782	1,379

Equity securities with contingent redemption rights	155	164

Stockholders’ deficit:
Common stock $0.01 par; authorized 125,000,000 shares — 2008 and 2007; outstanding 94,367,500 shares — 2008 and 94,182,400 shares — 2007	1	1
Capital in excess of par value	165	112
Accumulated other comprehensive loss	(604)	(172)
Retained deficit	(9,817)	(10,479)

Stockholders’ deficit attributable to HCA Inc.	(10,255)	(10,538)
Noncontrolling interests	995	938

	(9,260)	(9,600)

	$24,280	$24,025

The accompanying notes are an integral part of the consolidated financial statements.

HCA INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Dollars in millions)

	(Deficit) Equity Attributable to HCA Inc.
				Accumulated		Equity
	Common Stock		Capital in	Other	Retained	Attributable to
	Shares	Par	Excess of	Comprehensive	Earnings	Noncontrolling
	(000)	Value	Par Value	Income (Loss)	(Deficit)	Interests	Total

Balances, December 31, 2005	417,513	$4	$—	$130	$4,729	$828	$5,691
Comprehensive income:
Net income					1,036	201	1,237
Other comprehensive income:
Change in net unrealized gains on investment securities				(102)			(102)
Foreign currency translation adjustments				19			19
Defined benefit plans				9			9
Change in fair value of derivative instruments				18			18

Total comprehensive income				(56)	1,036	201	1,181
Recapitalization — repurchase of common stock	(411,957)	(4)	(5,005)		(16,364)		(21,373)
Recapitalization — new equity	92,218	1	4,476				4,477
Cash dividends					(139)		(139)
Stock repurchases	(13,057)				(653)		(653)
Stock options exercised, net	3,970		163				163
Employee benefit plan issuances	3,531		366				366
Adjustment to initially apply FAS 158				(58)			(58)
Distributions						(148)	(148)
Other						26	26

Balances, December 31, 2006	92,218	1	—	16	(11,391)	907	(10,467)
Comprehensive income:
Net income					874	208	1,082
Other comprehensive income:
Change in net unrealized gains on investment securities				(2)			(2)
Foreign currency translation adjustments				(15)			(15)
Defined benefit plans				23			23
Change in fair value of derivative instruments				(194)			(194)

Total comprehensive income				(188)	874	208	894
Equity contributions	1,961		60				60
Share-based benefit plans			24				24
Adjustment to initially apply FIN 48					38		38
Distributions						(152)	(152)
Other	3		28			(25)	3

Balances, December 31, 2007	94,182	1	112	(172)	(10,479)	938	(9,600)
Comprehensive income:
Net income					673	229	902
Other comprehensive income:
Change in net unrealized gains and losses on investment securities				(44)			(44)
Foreign currency translation adjustments				(62)			(62)
Defined benefit plans				(62)			(62)
Change in fair value of derivative instruments				(264)			(264)

Total comprehensive income				(432)	673	229	470
Share-based benefit plans	185		40				40
Distributions						(178)	(178)
Other			13		(11)	6	8

Balances, December 31, 2008	94,367	$1	$165	$(604)	$(9,817)	$995	$(9,260)

The accompanying notes are an integral part of the consolidated financial statements.

HCA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Dollars in millions)

	2008	2007	2006
	As Restated (See Note 18)

Cash flows from operating activities:
Net income	$902	$1,082	$1,237
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	3,409	3,130	2,660
Depreciation and amortization	1,416	1,426	1,391
Income taxes	(448)	(105)	(552)
Gains on sales of facilities	(97)	(471)	(205)
Impairment of long-lived assets	64	24	24
Amortization of deferred loan costs	79	78	18
Share-based compensation	32	24	324
Increase (decrease) in cash from operating assets and liabilities:
Accounts receivable	(3,328)	(3,345)	(3,043)
Inventories and other assets	159	(241)	(12)
Accounts payable and accrued expenses	(198)	(29)	115
Other	—	(9)	31

Net cash provided by operating activities	1,990	1,564	1,988

Cash flows from investing activities:
Purchase of property and equipment	(1,600)	(1,444)	(1,865)
Acquisition of hospitals and health care entities	(85)	(32)	(112)
Disposal of hospitals and health care entities	193	767	651
Change in investments	21	207	26
Other	4	23	(7)

Net cash used in investing activities	(1,467)	(479)	(1,307)

Cash flows from financing activities:
Issuances of long-term debt	—	—	21,758
Net change in revolving bank credit facility	700	(520)	(435)
Repayment of long-term debt	(960)	(750)	(3,728)
Distributions to noncontrolling interests	(178)	(152)	(148)
Issuances of common stock	—	100	108
Repurchases of common stock	—	—	(653)
Recapitalization-repurchase of common stock	—	—	(20,364)
Recapitalization-equity contributions	—	—	3,782
Payment of debt issuance costs	—	—	(586)
Payment of cash dividends	—	—	(201)
Other	(13)	(4)	84

Net cash used in financing activities	(451)	(1,326)	(383)

Change in cash and cash equivalents	72	(241)	298
Cash and cash equivalents at beginning of period	393	634	336

Cash and cash equivalents at end of period	$465	$393	$634

Interest payments	$1,979	$2,163	$893
Income tax payments, net of refunds	$716	$421	$1,087

The accompanying notes are an integral part of the consolidated financial statements.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 —	ACCOUNTING POLICIES

Merger, Recapitalization and Reporting Entity

On November 17, 2006 HCA Inc. (the “Company”) completed its merger (the “Merger”) with Hercules Acquisition Corporation, pursuant to which the Company was acquired by Hercules Holding II, LLC, a Delaware limited liability company owned by a private investor group including affiliates of Bain Capital Partners, Kohlberg Kravis Roberts & Co., Merrill Lynch Global Private Equity (each a “Sponsor”) and affiliates of HCA founder, Dr. Thomas F. Frist Jr., (the “Frist Entities,” and together with the Sponsors, the “Investors”), and by members of management and certain other investors. The Merger, the financing transactions related to the Merger and other related transactions are collectively referred to in this annual report as the “Recapitalization.” The Merger was accounted for as a recapitalization in our financial statements, with no adjustments to the historical basis of our assets and liabilities. As a result of the Recapitalization, our outstanding capital stock is owned by the Investors, certain members of management and key employees and certain other investors. On April 29, 2008, we registered our common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, thus subjecting us to the reporting requirements of Section 13(a) of the Securities Exchange Act of 1934. Our common stock is not traded on a national securities exchange.

HCA Inc. is a holding company whose affiliates own and operate hospitals and related health care entities. The term “affiliates” includes direct and indirect subsidiaries of HCA Inc. and partnerships and joint ventures in which such subsidiaries are partners. At December 31, 2008, these affiliates owned and operated 158 hospitals, 97 freestanding surgery centers and provided extensive outpatient and ancillary services. Affiliates of HCA are also partners in joint ventures that own and operate eight hospitals and eight freestanding surgery centers, which are accounted for using the equity method. The Company’s facilities are located in 20 states and England. The terms “HCA,” “Company,” “we,” “our” or “us,” as used in this annual report on Form 10-K, refer to HCA Inc. and its affiliates unless otherwise stated or indicated by context.

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

The consolidated financial statements include all subsidiaries and entities controlled by HCA. We generally define “control” as ownership of a majority of the voting interest of an entity. The consolidated financial statements include entities in which we absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Significant intercompany transactions have been eliminated. Investments in entities that we do not control, but in which we have a substantial ownership interest and can exercise significant influence, are accounted for using the equity method.

We have completed various acquisitions and joint venture transactions. The accounts of these entities have been included in our consolidated financial statements for periods subsequent to our acquisition of controlling interests. The majority of our expenses are “cost of revenue” items. Costs that could be classified as general and administrative include our corporate office costs, which were $174 million, $169 million and $187 million for the years ended December 31, 2008, 2007 and 2006, respectively.

As discussed in “Recent Pronouncements,” we have adopted the provisions of FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51,” effective January 1, 2009. All periods presented in this Form 8-K have been reclassified in accordance with the presentation and disclosure provisions of this pronouncement.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 1 —	ACCOUNTING POLICIES (Continued)

Revenues

Revenues consist primarily of net patient service revenues that are recorded based upon established billing rates less allowances for contractual adjustments. Revenues are recorded during the period the health care services are provided, based upon the estimated amounts due from the patients and third-party payers. Third-party payers include federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies and employers. Estimates of contractual allowances under managed care health plans are based upon the payment terms specified in the related contractual agreements. Contractual payment terms in managed care agreements are generally based upon predetermined rates per diagnosis, per diem rates or discounted fee-for-service rates.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount. The estimated reimbursement amounts are adjusted in subsequent periods as cost reports are prepared and filed and as final settlements are determined (in relation to certain government programs, primarily Medicare, this is generally referred to as the “cost report” filing and settlement process). The adjustments to estimated reimbursement amounts, which resulted in net increases to revenues, related primarily to cost reports filed during the respective year were $32 million, $47 million and $55 million in 2008, 2007 and 2006, respectively. The adjustments to estimated reimbursement amounts, which resulted in net increases to revenues, related primarily to cost reports filed during previous years were $35 million, $83 million and $62 million in 2008, 2007 and 2006, respectively.

The Emergency Medical Treatment and Active Labor Act (“EMTALA”) requires any hospital participating in the Medicare program to conduct an appropriate medical screening examination of every person who presents to the hospital’s emergency room for treatment and, if the individual is suffering from an emergency medical condition, to either stabilize the condition or make an appropriate transfer of the individual to a facility able to handle the condition. The obligation to screen and stabilize emergency medical conditions exists regardless of an individual’s ability to pay for treatment. Federal and state laws and regulations, including but not limited to EMTALA, require, and our commitment to providing quality patient care encourages, us to provide services to patients who are financially unable to pay for the health care services they receive. Because we do not pursue collection of amounts determined to qualify as charity care, they are not reported in revenues. Patients treated at hospitals for nonelective care, who have income at or below 200% of the federal poverty level, are eligible for charity care. The federal poverty level is established by the federal government and is based on income and family size. We provide discounts to uninsured patients who do not qualify for Medicaid or charity care. These discounts are similar to those provided to many local managed care plans. In implementing the discount policy, we first attempt to qualify uninsured patients for Medicaid, other federal or state assistance or charity care. If an uninsured patient does not qualify for these programs, the uninsured discount is applied.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with a maturity of three months or less when purchased. Our insurance subsidiary’s cash equivalent investments in excess of the amounts required to pay estimated professional liability claims during the next twelve months are not included in cash and cash equivalents as these funds are not available for general corporate purposes. Carrying values of cash and cash equivalents approximate fair value due to the short-term nature of these instruments.

Our cash management system provides for daily investment of available balances and the funding of outstanding checks when presented for payment. Outstanding, but unpresented, checks totaling $382 million and $370 million at December 31, 2008 and 2007, respectively, have been included in “accounts payable” in the

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 1 —	ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents (Continued)

consolidated balance sheets. Upon presentation for payment, these checks are funded through available cash balances or our credit facility.

Accounts Receivable

We receive payments for services rendered from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, employers and patients. During the years ended December 31, 2008, 2007 and 2006, 23%, 24% and 25%, respectively, of our revenues related to patients participating in the fee-for-service Medicare program and 6%, 5% and 5%, respectively, of our revenues related to patients participating in managed Medicare programs. We recognize that revenues and receivables from government agencies are significant to our operations, but do not believe there are significant credit risks associated with these government agencies. We do not believe there are any other significant concentrations of revenues from any particular payer that would subject us to any significant credit risks in the collection of our accounts receivable.

Additions to the allowance for doubtful accounts are made by means of the provision for doubtful accounts. Accounts written off as uncollectible are deducted from the allowance for doubtful accounts and subsequent recoveries are added. The amount of the provision for doubtful accounts is based upon management’s assessment of historical and expected net collections, business and economic conditions, trends in federal, state and private employer health care coverage and other collection indicators. The provision for doubtful accounts and the allowance for doubtful accounts relate primarily to “uninsured” amounts (including copayment and deductible amounts from patients who have health care coverage) due directly from patients. Accounts are written off when all reasonable internal and external collection efforts have been performed. We consider the return of an account from the secondary external collection agency to be the culmination of our reasonable collection efforts and the timing basis for writing off the account balance (prior to 2007, we wrote accounts off upon their return from the primary external agency). Writeoffs are based upon specific identification and the writeoff process requires a writeoff adjustment entry to the patient accounting system. Management relies on the results of detailed reviews of historical writeoffs and recoveries at facilities that represent a majority of our revenues and accounts receivable (the “hindsight analysis”) as a primary source of information to utilize in estimating the collectibility of our accounts receivable. We perform the hindsight analysis quarterly, utilizing rolling twelve-months accounts receivable collection and writeoff data. At December 31, 2008 and 2007, our allowance for doubtful accounts represented approximately 93% and 89%, respectively, of the $5.838 billion and $4.825 billion, respectively, patient due accounts receivable balance, including accounts, net of estimated contractual discounts, related to patients for which eligibility for Medicaid coverage was being evaluated (“pending Medicaid accounts”). Revenue days in accounts receivable were 49 days, 53 days and 53 days at December 31, 2008, 2007 and 2006, respectively. Adverse changes in general economic conditions, patient accounting service center operations, payer mix or trends in federal or state governmental health care coverage could affect our collection of accounts receivable, cash flows and results of operations.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment and Amortizable Intangibles

Depreciation expense, computed using the straight-line method, was $1.412 billion in 2008, $1.421 billion in 2007, and $1.384 billion in 2006. Buildings and improvements are depreciated over estimated useful lives ranging generally from 10 to 40 years. Estimated useful lives of equipment vary generally from four to 10 years.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 1 —	ACCOUNTING POLICIES (Continued)

Property and Equipment and Amortizable Intangibles (Continued)

Debt issuance costs are amortized based upon the terms of the respective debt obligations. The gross carrying amount of deferred loan costs at December 31, 2008 and 2007 was $650 million and $652 million, respectively, and accumulated amortization was $192 million and $113 million, respectively. Amortization of deferred loan costs is included in interest expense and was $79 million, $78 million and $18 million for 2008, 2007 and 2006, respectively.

When events, circumstances or operating results indicate the carrying values of certain long-lived assets and related identifiable intangible assets (excluding goodwill) expected to be held and used, might be impaired, we prepare projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Fair value may be estimated based upon internal evaluations that include quantitative analyses of revenues and cash flows, reviews of recent sales of similar facilities and independent appraisals.

Long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair value less costs to sell or close. The estimates of fair value are usually based upon recent sales of similar assets and market responses based upon discussions with and offers received from potential buyers.

Investments of Insurance Subsidiary

At December 31, 2008 and 2007, the investments of our wholly-owned insurance subsidiary were classified as “available-for-sale” as defined in Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and are recorded at fair value. The investment securities are held for the purpose of providing the funding source to pay professional liability claims covered by the insurance subsidiary. We perform a quarterly assessment of individual investment securities to determine whether declines in market value are temporary or other-than-temporary. Our investment securities evaluation process involves multiple subjective judgments, often involves estimating the outcome of future events, and requires a significant level of professional judgment in determining whether an impairment has occurred. We evaluate, among other things, the financial position and near term prospects of the issuer, conditions in the issuer’s industry, liquidity of the investment, changes in the amount or timing of expected future cash flows from the investment, and recent downgrades of the issuer by a rating agency, to determine if, and when, a decline in the fair value of an investment below amortized cost is considered other-than-temporary. The length of time and extent to which the fair value of the investment is less than amortized cost and our ability and intent to retain the investment, to allow for any anticipated recovery of the investment’s fair value, are important components of our investment securities evaluation process.

Goodwill

Goodwill is not amortized, but is subject to annual impairment tests. In addition to the annual impairment review, impairment reviews are performed whenever circumstances indicate a possible impairment may exist. Impairment testing for goodwill is done at the reporting unit level. Reporting units are one level below the business segment level, and our impairment testing is performed at the operating division or market level. We compare the fair value of the reporting unit assets to the carrying amount, on at least an annual basis, to determine if there is potential impairment. If the fair value of the reporting unit assets is less than their carrying value, we compare the fair value of the goodwill to its carrying value. If the fair value of the goodwill is less than its carrying value, an impairment loss is recognized. Fair value of goodwill is estimated based upon internal evaluations of the related long-lived assets for each reporting unit that include quantitative analyses of revenues and cash flows and reviews of recent sales of similar facilities. We recognized goodwill impairments of $48 million during 2008. No goodwill impairments were recognized during 2007 and 2006.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 1 —	ACCOUNTING POLICIES (Continued)

Goodwill (Continued)

During 2008, goodwill increased by $43 million related to acquisitions, decreased by $14 million related to facility sales, decreased by $48 million related to impairments and decreased by $30 million related to foreign currency translation and other adjustments. During 2007, goodwill increased by $44 million related to acquisitions, decreased by $45 million related to facility sales and increased by $29 million related to foreign currency translation and other adjustments.

Physician Recruiting Agreements

In order to recruit physicians to meet the needs of our hospitals and the communities they serve, we enter into minimum revenue guarantee arrangements to assist the recruited physicians during the period they are relocating and establishing their practices. A guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the stand-ready obligation undertaken in issuing the guarantee. We expense the total estimated guarantee liability amount at the time the physician recruiting agreement becomes effective as we are not able to justify recording a contract-based asset based upon our analysis of the related control, regulatory and legal considerations.

The physician recruiting liability amounts of $27 million and $22 million at December 31, 2008 and 2007, respectively, represent the amount of expense recognized in excess of payments made through December 31, 2008 and 2007, respectively. At December 31, 2008 the maximum amount of all effective minimum revenue guarantees that could be paid prospectively was $66 million.

Professional Liability Claims

Reserves for professional liability risks were $1.387 billion and $1.513 billion at December 31, 2008 and 2007, respectively. The current portion of the reserves, $279 million and $280 million at December 31, 2008 and 2007, respectively, is included in “other accrued expenses” in the consolidated balance sheet. Provisions for losses related to professional liability risks were $175 million, $163 million and $217 million for 2008, 2007 and 2006, respectively, and are included in “other operating expenses” in our consolidated income statement. Provisions for losses related to professional liability risks are based upon actuarially determined estimates. Loss and loss expense reserves represent the estimated ultimate net cost of all reported and unreported losses incurred through the respective consolidated balance sheet dates. The reserves for unpaid losses and loss expenses are estimated using individual case-basis valuations and actuarial analyses. Those estimates are subject to the effects of trends in loss severity and frequency. The estimates are continually reviewed and adjustments are recorded as experience develops or new information becomes known. Adjustments to the estimated reserve amounts are included in current operating results. The reserves for professional liability risks cover approximately 2,800 and 2,600 individual claims at December 31, 2008 and 2007, respectively, and estimates for unreported potential claims. The time period required to resolve these claims can vary depending upon the jurisdiction and whether the claim is settled or litigated. During 2008 and 2007, $314 million and $236 million, respectively, of net payments were made for professional and general liability claims. The estimation of the timing of payments beyond a year can vary significantly. Although considerable variability is inherent in professional liability reserve estimates, we believe the reserves for losses and loss expenses are adequate; however, there can be no assurance that the ultimate liability will not exceed our estimates.

A portion of our professional liability risks is insured through a wholly-owned insurance subsidiary. Subject to a $5 million per occurrence self-insured retention (in place since January 1, 2007), our facilities are insured by our wholly-owned insurance subsidiary for losses up to $50 million per occurrence. The insurance subsidiary has obtained reinsurance for professional liability risks generally above a retention level of $15 million per occurrence.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 1 —	ACCOUNTING POLICIES (Continued)

Professional Liability Claims (Continued)

We also maintain professional liability insurance with unrelated commercial carriers for losses in excess of amounts insured by our insurance subsidiary.

The obligations covered by reinsurance contracts are included in the reserves for professional liability risks, as the insurance subsidiary remains liable to the extent the reinsurers do not meet their obligations under the reinsurance contracts. The amounts receivable under the reinsurance contracts include $28 million and $14 million at December 31, 2008 and 2007, respectively, recorded in “other assets” and $29 million and $30 million at December 31, 2008 and 2007, respectively, recorded in “other current assets”.

Financial Instruments

Derivative financial instruments are employed to manage risks, including interest rate and foreign currency exposures, and are not used for trading or speculative purposes. We recognize derivative instruments, such as interest rate swap agreements and foreign exchange contracts, in the consolidated balance sheets at fair value. Changes in the fair value of derivatives are recognized periodically either in earnings or in stockholders’ equity, as a component of other comprehensive income, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in earnings, along with the changes in the fair value of the hedged items that relate to the hedged risk. Gains and losses on derivatives designated as cash flow hedges, to the extent they are effective, are recorded in other comprehensive income, and subsequently reclassified to earnings to offset the impact of the forecasted transactions when they occur. In the event the forecasted transaction to which a cash flow hedge relates is no longer likely, the amount in other comprehensive income is recognized in earnings and generally the derivative is terminated. Changes in the fair value of derivatives not qualifying as hedges, and for any portion of a hedge that is ineffective, are reported in earnings.

The net interest paid or received on interest rate swaps is recognized as interest expense. Gains and losses resulting from the early termination of interest rate swap agreements are deferred and amortized as adjustments to interest expense over the remaining term of the debt originally covered by the terminated swap.

Noncontrolling Interests in Consolidated Entities

The consolidated financial statements include all assets, liabilities, revenues and expenses of less than 100% owned entities that we control. Accordingly, we have recorded noncontrolling interests in the earnings and equity of such entities.

Recent Pronouncements

In December 2007, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”). This new standard will change the financial accounting and reporting of business combination transactions in consolidated financial statements. SFAS 141(R) replaces FASB Statement No. 141, “Business Combinations” (“SFAS 141”). SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date the acquirer achieves control. The scope of SFAS 141(R) is broader than that of SFAS 141, which applied only to business combinations in which control was obtained by transferring consideration. SFAS 141(R) applies the acquisition method to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) is effective for business

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 1 —	ACCOUNTING POLICIES (Continued)

Recent Pronouncements (Continued)

combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). This new standard will change the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations. SFAS 160 amends certain of ARB No. 51’s consolidation procedures to provide consistency with the requirements of SFAS 141(R). SFAS 160 is required to be adopted concurrently with SFAS 141(R) and is effective for fiscal years and interim periods beginning on or after December 15, 2008. SFAS 160 applies prospectively, except for the presentation and disclosure requirements, which are applied retrospectively. We adopted SFAS 160 effective January 1, 2009. Under SFAS 160, we report minority interests (now called noncontrolling interests) in equity of consolidated entities as a separate component of stockholders’ (deficit) equity in the consolidated financial statements and present both net income attributable to noncontrolling interests and net income attributable to HCA Inc. in the consolidated income statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 161”). This new standard will require entities to provide enhanced disclosures about (a) how and why an entity uses derivatives instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We do not expect the adoption of SFAS 161 to have a material effect on our financial position or results of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2008 presentation.

NOTE 2 —	MERGER AND RECAPITALIZATION

On July 24, 2006, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hercules Holding II, LLC, a Delaware limited liability company (“Hercules Holding”), and Hercules Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Hercules Holding (“Merger Sub”). Our board of directors approved the Merger Agreement on the unanimous recommendation of a special committee comprised entirely of disinterested directors. The Merger was approved by a majority of HCA’s shareholders at a special meeting of shareholders held on November 16, 2006.

On November 17, 2006, pursuant to the terms of the Merger Agreement, the Investors consummated the acquisition of the Company through the merger of Merger Sub with and into the Company. The Company was the surviving corporation in the Merger. At December 31, 2008, 97.3% of our common stock is owned by the Investors and certain other investors, with the remainder being owned by certain members of management and employees of the Company.

Rollover and Stockholder Agreements And Equity Securities with Contingent Redemption Rights

In connection with the Merger, the Frist Entities and certain members of our management entered into agreements with the Company and/or Hercules Holding, pursuant to which they elected to invest in the Company, as the surviving corporation in the Merger, through a rollover of employee stock options, a rollover of shares of

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 2 —	MERGER AND RECAPITALIZATION (Continued)

Rollover and Stockholder Agreements And Equity Securities with Contingent Redemption Rights (Continued)

common stock of the Company, or a combination thereof. Pursuant to the rollover agreements the Frist Entities and management team made rollover investments of $885 million and $125 million, respectively.

The stockholder agreements, among other things, contain agreements among the parties with respect to restrictions on the transfer of shares, including tag along rights and drag along rights, registration rights (including customary indemnification provisions) and other rights. Pursuant to the management stockholder agreements, the applicable employees can elect to have the Company redeem their common stock and vested stock options in the events of death or permanent disability, prior to the consummation of the initial public offering of common stock by the Company. At December 31, 2008, 1,698,400 common shares and 2,937,000 vested stock options were subject to these contingent redemption terms.

Management Agreement

Affiliates of the Investors entered into a management agreement with us pursuant to which such affiliates will provide us with management services. Under the management agreement, the affiliates of the Investors are entitled to receive an aggregate annual management fee of $15 million, which amount will increase annually, beginning in 2008, at a rate equal to the percentage increase in Adjusted EBITDA (as defined in the Management Agreement) in the applicable year compared to the preceding year, and reimbursement of out-of-pocket expenses incurred in connection with the provision of services pursuant to the agreement. The management agreement has an initial term expiring on December 31, 2016, provided that the term will be extended annually for one additional year unless we or the Investors provide notice to the other of their desire not to automatically extend the term. In addition, the management agreement provides that the affiliates of the Investors are entitled to receive a fee equal to 1% of the gross transaction value in connection with certain financing, acquisition, disposition, and change of control transactions, as well as a termination fee based on the net present value of future payment obligations under the management agreement in the event of an initial public offering or under certain other circumstances. The agreement also contains customary exculpation and indemnification provisions in favor of the Investors and their affiliates.

Recapitalization Transaction Costs

For the year ended December 31, 2006, our results of operations include the following expenses related to the Recapitalization (dollars in millions):

Compensation expense related to accelerated vesting of stock options and restricted stock, and other employee benefits	$258
Consulting, legal, accounting and other transaction costs	131
Loss on extinguishment of debt	53

Total	$442

In addition to these amounts, approximately $77 million of transaction costs were recorded directly to shareholders’ deficit, and an additional $568 million of transaction costs were capitalized as deferred loan costs.

NOTE 3 —	SHARE-BASED COMPENSATION

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), using the modified prospective application transition method. Under this method, compensation cost is recognized, beginning January 1, 2006, based on the requirements of SFAS 123(R) for all share-based awards granted after the effective date, and based on Statement of Financial Accounting

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3 —	SHARE-BASED COMPENSATION (Continued)

Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), for all awards granted to employees prior to January 1, 2006 that were unvested on the effective date.

Upon consummation of the Merger, all outstanding stock options (other than certain options held by certain rollover shareholders) became fully vested, were cancelled and converted into the right to receive a cash payment equal to the number of shares underlying the options multiplied by the amount (if any) by which $51.00 exceeded the option exercise price. The acceleration of vesting of stock options resulted in the recognition of $42 million of additional share-based compensation expense for 2006.

Certain management holders of outstanding HCA stock options were permitted to retain certain of their stock options (the “Rollover Options”) in lieu of receiving the merger consideration (the amount, if any, by which $51.00 exceeded the option exercise price). The Rollover Options remain outstanding in accordance with the terms of the governing stock incentive plans and grant agreements pursuant to which the holder originally received the stock option grants, except the exercise price and number of shares subject to the rollover option agreement were adjusted so that the aggregate intrinsic value for each applicable option holder was maintained and the exercise price for substantially all the options was adjusted to $12.75 per option. Pursuant to the rollover option agreement, 10,967,500 prerecapitalization HCA stock options were converted into 2,285,200 Rollover Options, of which 1,797,200 are outstanding and exercisable at December 31, 2008.

SFAS 123(R) requires that the benefits of tax deductions in excess of amounts recognized as compensation cost be reported as a financing cash flow. Tax benefits of $7 million, $1 million and $97 million from tax deductions in excess of amounts recognized as compensation cost were reported as financing cash flows in 2008, 2007 and 2006, respectively.

2006 Stock Incentive Plan

In connection with the Recapitalization, the 2006 Stock Incentive Plan for Key Employees of HCA Inc. and its Affiliates (the “2006 Plan”) was established. The 2006 Plan is designed to promote the long term financial interests and growth of the Company and its subsidiaries by attracting and retaining management and other personnel and key service providers and to motivate management personnel by means of incentives to achieve long range goals and further the alignment of interests of participants with those of our stockholders through opportunities for increased stock, or stock-based, ownership in the Company. A portion of the options under the 2006 Plan vests solely based upon continued employment over a specific period of time, and a portion of the options vests based both upon continued employment over a specific period of time and upon the achievement of predetermined financial and Investor return targets over time. We granted 357,500 and 9,328,000 options under the 2006 Plan during 2008 and 2007, respectively. As of December 31, 2008, 1,186,200 options granted under the 2006 Plan have vested, and there were 1,788,300 shares available for future grants under the 2006 Plan.

2005 Equity Incentive Plan

Prior to the Recapitalization, the HCA 2005 Equity Incentive Plan was the primary plan under which stock options and restricted stock were granted to officers, employees and directors. Upon consummation of the Recapitalization, all shares of restricted stock became fully vested, were cancelled and converted into the right to receive a cash payment of $51.00 per restricted share. During 2006, we recognized $247 million of compensation costs related to restricted share grants. The acceleration of vesting of restricted stock resulted in the recognition of $201 million of the total compensation expense related to restricted stock for 2006.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3 —	SHARE-BASED COMPENSATION (Continued)

2005 Equity Incentive Plan (Continued)

A summary of restricted share activity during 2006 follows (share amounts in thousands):

		Weighted Average
	Number of	Grant Date Fair
	Shares	Value

Restricted shares, December 31, 2005	3,748	$43.42
Granted	2,979	49.11
Vested	(494)	41.40
Cancelled	(232)	45.98
Settled in Recapitalization	(6,001)	46.31

Restricted shares, December 31, 2006	—	—

Stock Option Activity — All Plans

The fair value of each stock option award is estimated on the grant date, using option valuation models and the weighted average assumptions indicated in the following table. Awards under the 2006 Plan generally vest based on continued employment and based upon achievement of certain financial and Investor return-based targets. Each grant is valued as a single award with an expected term equal to the average expected term of the component vesting tranches. We use historical option exercise behavior data and other factors to estimate the expected term of the options. The expected term of the option is limited by the contractual term, and employee post-vesting termination behavior is incorporated in the historical option exercise behavior data. Compensation cost is recognized on the straight-line attribution method. The straight-line attribution method requires that total compensation expense recognized must at least equal the vested portion of the grant-date fair value. The expected volatility is derived using historical stock price information of certain peer group companies for a period of time equal to the expected option term. The risk-free interest rate is the approximate yield on United States Treasury Strips having a life equal to the expected option life on the date of grant. The expected life is an estimate of the number of years an option will be held before it is exercised.

	2008	2007	2006

Risk-free interest rate	2.50%	4.86%	4.70%
Expected volatility	30%	30%	24%
Expected life, in years	4	5	5
Expected dividend yield	—	—	1.09%

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3 —	SHARE-BASED COMPENSATION (Continued)

Stock Option Activity — All Plans (Continued)

Information regarding stock option activity during 2008, 2007 and 2006 is summarized below (share amounts in thousands):

		Weighted	Weighted
		Average	Average	Aggregate
	Stock	Exercise	Remaining	Intrinsic Value
	Options	Price	Contractual Term	(dollars in millions)

Options outstanding, December 31, 2005	27,806	$36.35
Granted	2,566	48.64
Exercised	(5,220)	26.24
Cancelled	(1,008)	49.76
Settled in Recapitalization	(13,177)	36.22
Rolled over in Recapitalization — existing	(10,967)	42.98
Rolled over in Recapitalization — new	2,285	12.50

Options outstanding, December 31, 2006	2,285	12.50
Granted	9,328	51.34
Exercised	(36)	12.75
Cancelled	(405)	51.00

Options outstanding, December 31, 2007	11,172	43.54
Granted	357	58.21
Exercised	(480)	15.01
Cancelled	(412)	51.14

Options outstanding, December 31, 2008	10,637	45.02	7.5 years	$115

Options exercisable, December 31, 2008	2,937	$27.55	5.6 years	$83

The weighted average fair values of stock options granted during 2008, 2007 and 2006 were $14.01, $16.01 and $10.76 per share, respectively. The total intrinsic value of stock options exercised in the year ended December 31, 2008 was $20 million.

NOTE 4 —	ACQUISITIONS AND DISPOSITIONS

During 2008, we paid $18 million to acquire one hospital and $67 million to acquire other health care entities. During 2007, we did not acquire any hospitals, but paid $32 million for other health care entities. During 2006, we paid $63 million to acquire three hospitals and $49 million to acquire other health care entities. Purchase price amounts have been allocated to the related assets acquired and liabilities assumed based upon their respective fair values. The purchase price paid in excess of the fair value of identifiable net assets of acquired entities aggregated $43 million, $44 million and $38 million in 2008, 2007 and 2006, respectively. The consolidated financial statements include the accounts and operations of the acquired entities subsequent to the respective acquisition dates. The pro forma effects of the acquired entities on our results of operations for periods prior to the respective acquisition dates were not significant.

During 2008, we received proceeds of $143 million and recognized a net pretax gain of $81 million ($48 million after tax) on the sales of two hospitals. We also received proceeds of $50 million and recognized a net pretax gain of $16 million ($10 million after tax) from sales of other health care entities and real estate investments. During 2007, we received proceeds of $661 million and recognized a net pretax gain of $443 million ($272 million after tax) from sales of three hospitals. We also received proceeds of $106 million and recognized a

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4 —	ACQUISITIONS AND DISPOSITIONS (Continued)

net pretax gain of $28 million ($18 million after tax) from sales of real estate investments. During 2006, we received proceeds of $560 million and recognized a net pretax gain of $176 million ($85 million after tax) on the sales of nine hospitals. We also received proceeds of $91 million and recognized a net pretax gain of $29 million ($18 million after tax) from sales of real estate investments and our equity investment in a hospital joint venture.

NOTE 5 —	IMPAIRMENTS OF LONG-LIVED ASSETS

During 2008, we recorded pretax charges of $64 million to reduce the carrying value of identified assets to estimated fair value. The $64 million asset impairment includes $55 million related to other health care entity investments in our Eastern Group and $9 million related to certain hospital facilities in our Central Group. During 2007, we recorded a pretax charge of $24 million to adjust the value of a building in our Central Group to estimated fair value. During 2006, the carrying value for a closed hospital was reduced to fair value, based upon estimates of sales value, resulting in a pretax charge of $16 million that affected our Corporate and Other Group. During 2006, we also decided to terminate a construction project and incurred a pretax charge of $8 million that affected our Corporate and Other Group.

The asset impairment charges did not have a significant impact on our operations or cash flows and are not expected to significantly impact cash flows for future periods. The impairment charges affected our property and equipment asset category by $16 million, $24 million and $24 million in 2008, 2007 and 2006, respectively.

NOTE 6 —	INCOME TAXES

The provision for income taxes consists of the following (dollars in millions):

	2008	2007	2006

Current:
Federal	$699	$566	$993
State	56	37	62
Foreign	25	32	35
Deferred:
Federal	(505)	(391)	(426)
State	(29)	(62)	(43)
Foreign	22	134	5

	$268	$316	$626

A reconciliation of the federal statutory rate to the effective income tax rate follows:

	2008	2007	2006

Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.7	0.2	0.4
Change in liability for uncertain tax positions	(7.4)	(7.2)	—
Nondeductible intangible assets	0.4	—	1.5
Tax exempt interest income	(2.5)	(2.1)	(1.1)
Income attributable to noncontrolling interests from consolidated partnerships	(5.6)	(4.0)	(4.0)
Other items, net	(0.7)	0.7	1.8

Effective income tax rate	22.9%	22.6%	33.6%

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 6 —	INCOME TAXES (Continued)

As a result of a settlement reached with the Appeals Division of the Internal Revenue Service (the “IRS”) and the revision of a proposed IRS adjustment related to prior taxable years, we reduced our provision for income taxes by $69 million in 2008. Our 2007 provision for income taxes was reduced by $85 million, principally based on new information received related to tax positions taken in a prior taxable year, and by an additional $39 million to adjust 2006 state tax accruals to the amounts reported on completed tax returns and based upon an analysis of the Recapitalization costs.

A summary of the items comprising the deferred tax assets and liabilities at December 31 follows (dollars in millions):

	2008		2007
	Assets	Liabilities	Assets	Liabilities

Depreciation and fixed asset basis differences	$—	$324	$—	$329
Allowances for professional liability and other risks	244	—	197	—
Accounts receivable	1,263	—	884	—
Compensation	201	—	156	—
Other	786	287	633	259

	$2,494	$611	$1,870	$588

At December 31, 2008, state net operating loss carryforwards (expiring in years 2009 through 2028) available to offset future taxable income approximated $145 million. Utilization of net operating loss carryforwards in any one year may be limited and, in certain cases, result in an adjustment to intangible assets. Net deferred tax assets related to such carryforwards are not significant.

We are currently contesting before the IRS Appeals Division certain claimed deficiencies and adjustments proposed by the IRS in connection with its examination of the 2003 and 2004 federal income tax returns for HCA and 17 affiliates that are treated as partnerships for federal income tax purposes (“affiliated partnerships”). The disputed items include the timing of recognition of certain patient service revenues and our method for calculating the tax allowance for doubtful accounts.

Eight taxable periods of HCA and its predecessors ended in 1995 through 2002 and the 2002 taxable year for 13 affiliated partnerships, for which the primary remaining issue is the computation of the tax allowance for doubtful accounts, are pending before the IRS Examination Division or the United States Tax Court as of December 31, 2008. The IRS began an audit of the 2005 and 2006 federal income tax returns for HCA and seven affiliated partnerships during 2008.

Effective January 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 creates a single model to address uncertainty in income tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, “Accounting for Income Taxes.” The provision for income taxes reflects a $20 million ($12 million net of tax) reduction in interest related to taxing authority examinations for the year ended December 31, 2008 and interest expense of $17 million ($11 million net of tax) for the year ended December 31, 2007.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 6 —	INCOME TAXES (Continued)

The following table summarizes the activity related to our unrecognized tax benefits (dollars in millions):

	2008	2007

Balance at January 1	$622	$555
Additions based on tax positions related to the current year	32	70
Additions for tax positions of prior years	55	112
Reductions for tax positions of prior years	(57)	(101)
Settlements	(162)	2
Lapse of applicable statutes of limitations	(8)	(16)

Balance at December 31	$482	$622

During 2008, we reached a settlement with the IRS Appeals Division relating to the deductibility of the 2001 government settlement payment, the timing of recognition of certain patient service revenues for 2001 and 2002, and the amount of insurance expense deducted in 2001 and 2002. As a result of the settlement, $111 million of the $215 million refundable deposit made in 2006 has been applied to tax and interest due for the 2001 and 2002 taxable years.

Our liability for unrecognized tax benefits was $625 million, including accrued interest of $156 million and excluding $13 million that was recorded as reductions of the related deferred tax assets, as of December 31, 2008 ($828 million, $218 million and $12 million, respectively, as of December 31, 2007). Unrecognized tax benefits of $264 million ($489 million as of December 31, 2007) would affect the effective rate, if recognized. The liability for unrecognized tax benefits does not reflect deferred tax assets related to deductible interest and state income taxes or the balance of a refundable deposit we made in 2006, which is recorded in noncurrent assets.

Depending on the resolution of the IRS disputes, the completion of examinations by federal, state or international taxing authorities, or the expiration of statutes of limitation for specific taxing jurisdictions, we believe it is reasonably possible that our liability for unrecognized tax benefits may significantly increase or decrease within the next twelve months. However, we are currently unable to estimate the range of any possible change.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 7 —	INVESTMENTS OF INSURANCE SUBSIDIARY

A summary of the insurance subsidiary’s investments at December 31 follows (dollars in millions):

	2008
		Unrealized
	Amortized	Amounts		Fair
	Cost	Gains	Losses	Value

Debt securities:
States and municipalities	$808	$20	$(23)	$805
Auction rate securities	576	—	(40)	536
Asset-backed securities	51	1	(5)	47
Money market funds	226	—	—	226

	1,661	21	(68)	1,614

Equity securities:
Preferred stocks	6	—	(1)	5
Common stocks and other equities	3	—	—	3

	9	—	(1)	8

	$1,670	$21	$(69)	1,622

Amounts classified as current assets				(200)

Investment carrying value				$1,422

	2007
		Unrealized
	Amortized	Amounts		Fair
	Cost	Gains	Losses	Value

Debt securities:
States and municipalities	$944	$23	$(2)	$965
Auction rate securities	731	—	—	731
Asset-backed securities	59	1	—	60
Corporate	2	—	—	2
Money market funds	109	—	—	109

	1,845	24	(2)	1,867

Equity securities:
Preferred stocks	26	—	(1)	25
Common stocks and other equities	7	—	—	7

	33	—	(1)	32

	$1,878	$24	$(3)	1,899

Amounts classified as current assets				(230)

Investment carrying value				$1,669

At December 31, 2008 and 2007 the investments of our insurance subsidiary were classified as “available-for-sale.” Changes in temporary unrealized gains and losses are recorded as adjustments to other comprehensive

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 7 —	INVESTMENTS OF INSURANCE SUBSIDIARY (Continued)

income. At December 31, 2008 and 2007, $119 million and $106 million, respectively, of our investments were subject to the restrictions included in insurance bond collateralization and assumed reinsurance contracts.

Scheduled maturities of investments in debt securities at December 31, 2008 were as follows (dollars in millions):

	Amortized	Fair
	Cost	Value

Due in one year or less	$313	$314
Due after one year through five years	305	311
Due after five years through ten years	252	254
Due after ten years	164	152

	1,034	1,031
Auction rate securities	576	536
Asset-backed securities	51	47

	$1,661	$1,614

The average expected maturity of the investments in debt securities at December 31, 2008 was 3.9 years, compared to the average scheduled maturity of 12.8 years. Expected and scheduled maturities may differ because the issuers of certain securities have the right to call, prepay or otherwise redeem such obligations prior to their scheduled maturity date. The average expected maturities for our auction rate and asset-backed securities were derived from valuation models of expected cash flows and involved management’s judgment. The average expected maturities for our auction rate and asset-backed securities at December 31, 2008 were 5.5 years and 6.9 years, respectively, compared to average scheduled maturities of 25.5 years and 26.2 years, respectively.

The cost of securities sold is based on the specific identification method. Sales of securities for the years ended December 31 are summarized below (dollars in millions):

	2008	2007	2006

Debt securities:
Cash proceeds	$23	$272	$401
Gross realized gains	—	8	1
Gross realized losses	—	1	2
Equity securities:
Cash proceeds	$4	$87	$1,509
Gross realized gains	2	1	256
Gross realized losses	2	—	12

NOTE 8 —	FINANCIAL INSTRUMENTS

Interest Rate Swap Agreements

We have entered into interest rate swap agreements to manage our exposure to fluctuations in interest rates. These swap agreements involve the exchange of fixed and variable rate interest payments between two parties based on common notional principal amounts and maturity dates. Pay-fixed interest rate swaps effectively convert LIBOR indexed variable rate instruments to fixed interest rate obligations. The net interest payments, based on the notional amounts in these agreements, generally match the timing of the related liabilities. The notional amounts of the swap agreements represent amounts used to calculate the exchange of cash flows and are not our assets or liabilities. Our

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8 —	FINANCIAL INSTRUMENTS (Continued)

Interest Rate Swap Agreements (Continued)

credit risk related to these agreements is considered low because the swap agreements are with creditworthy financial institutions. The interest payments under these agreements are settled on a net basis.

The following table sets forth our interest rate swap agreements, which have been designated as cash flow hedges, at December 31, 2008 (dollars in millions):

	Notional		Fair
	Amount	Termination Date	Value

Pay-fixed interest rate swap	$4,000	November 2011	$(327)
Pay-fixed interest rate swap	4,000	November 2011	(301)
Pay-fixed interest rate swap	500	March 2011	(15)
Pay-fixed interest rate swap	500	March 2011	(14)

The fair value of the interest rate swaps at December 31, 2008 represents the estimated amounts we would pay upon termination of these agreements.

Cross Currency Swaps

The Company and certain subsidiaries have incurred obligations and entered into various intercompany transactions where such obligations are denominated in currencies (Great Britain Pound and Euro), other than the functional currencies (United States Dollar and Great Britain Pound) of the parties executing the trade. In order to better match the cash flows of our obligations and intercompany transactions with cash flows from operations, we entered into various cross currency swaps. Our credit risk related to these agreements is considered low because the swap agreements are with creditworthy financial institutions.

Certain of our cross currency swaps were not designated as hedges, and changes in fair value are recognized in results of operations. The following table sets forth these cross currency swap agreements at December 31, 2008 (amounts in millions):

	Notional		Fair
	Amount	Termination Date	Value

Euro — United States Dollar Currency Swap	557 Euro	December 2011	$81
Euro — Great Britain Pound (GBP) Currency Swap	27 GBP	December 2011	16

The following table sets forth our cross currency swap agreements, which have been designated as cash flow hedges, at December 31, 2008 (amounts in millions):

	Notional		Fair
	Amount	Termination Date	Value

GBP — United States Dollar Currency Swap	50 GBP	November 2010	$(13)
GBP — United States Dollar Currency Swap	50 GBP	November 2010	(13)

The fair value of the cross currency swaps at December 31, 2008 represents the estimated amounts we would receive (pay) upon termination of these agreements.

NOTE 9 —	ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

On January 1, 2008, we adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 9 —	ASSETS AND LIABILITIES MEASURED AT FAIR VALUE (Continued)

SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Cash Traded Investments

Our cash traded investments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Certain types of cash traded instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Such instruments include auction rate securities (“ARS”) and limited partnership investments. The transaction price is initially used as the best estimate of fair value.

Our wholly-owned insurance subsidiary had investments in municipal, tax-exempt ARS, that are backed by student loans substantially guaranteed by the federal government, of $536 million ($573 million par value) at December 31, 2008. We do not currently intend to attempt to sell the ARS as the liquidity needs of our insurance subsidiary are expected to be met by other investments in its investment portfolio. These securities continue to accrue and pay interest semi-annually based on the failed auction maximum rate formulas stated in their respective Official Statements. During 2008, certain issuers of our ARS redeemed $93 million of our securities at par value. The valuation of these securities involved management’s judgment, after consideration of market factors and the absence of market transparency, market liquidity and observable inputs. Our valuation models derived a fair market value compared to tax-equivalent yields of other student loan backed variable rate securities of similar credit worthiness.

Derivative Financial Instruments

We have entered into interest rate and cross currency swap agreements to manage our exposure to fluctuations in interest rates and foreign currency risks. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, foreign exchange rates and implied volatilities. To comply with the provisions of SFAS 157, we incorporate credit valuation adjustments to reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 9 —	ASSETS AND LIABILITIES MEASURED AT FAIR VALUE (Continued)

Derivative Financial Instruments (Continued)

Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by us and our counterparties. We have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 3 of the fair value hierarchy at December 31, 2008.

The following table summarizes our assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, aggregated by the level in the fair value hierarchy within which those measurements fall (dollars in millions):

		Fair Value Measurements Using
		Quoted Prices in
		Active Markets for
		Identical Assets	Significant Other	Significant
		and Liabilities	Observable Inputs	Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Assets:
Investments of insurance subsidiary	$1,622	$227	$857	$538
Less amounts classified as current assets	(200)	(200)	—	—

	1,422	27	857	538
Cross currency swaps (Other assets)	97	—	—	97
Liabilities:
Interest rate swaps (Income taxes and other liabilities)	657	—	—	657
Cross currency swaps (Income taxes and other liabilities)	26	—	—	26

The following table summarizes the activity related to the investments of our insurance subsidiary and our cross currency and interest rate swaps which have fair value measurements based on significant unobservable inputs (Level 3) during the year ended December 31, 2008 (dollars in millions):

	Investments	Cross	Interest
	of Insurance	Currency	Rate
	Subsidiary	Swaps (net)	Swaps

Balance at December 31, 2007	$4	$—	$—
Realized gains and losses included in earnings	2	—	—
Unrealized gains and losses included in other comprehensive income	(41)	—	—
Purchases, issuances and settlements	(95)	—	—
Transfers into Level 3	668	71	657

Balance at December 31, 2008	$538	$71	$657

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 10 —	LONG-TERM DEBT

A summary of long-term debt at December 31, including related interest rates at December 31, 2008, follows (dollars in millions):

	2008	2007

Senior secured asset-based revolving credit facility (effective interest rate of 2.8%)	$2,000	$1,350
Senior secured revolving credit facility (effective interest rate of 2.7%)	50	—
Senior secured term loan facilities (effective interest rate of 6.0%)	12,002	12,317
Other senior secured debt (effective interest rate of 6.8%)	406	427

First lien debt	14,458	14,094

Senior secured cash-pay notes (effective interest rate of 9.6%)	4,200	4,200
Senior secured toggle notes (effective interest rate of 10.0%)	1,500	1,500

Second lien debt	5,700	5,700

Senior unsecured notes payable through 2095 (effective interest rate of 7.2%)	6,831	7,514

Total debt (average life of six years, rates averaging 6.9%)	26,989	27,308
Less amounts due within one year	404	308

	$26,585	$27,000

Senior Secured Credit Facilities

In connection with the Recapitalization, we entered into (i) a $2.000 billion senior secured asset-based revolving credit facility with a borrowing base of 85% of eligible accounts receivable, subject to customary reserves and eligibility criteria (fully utilized at December 31, 2008) (the “ABL credit facility”) and (ii) a senior secured credit agreement (the “cash flow credit facility” and, together with the ABL credit facility, the “senior secured credit facilities”), consisting of a $2.000 billion revolving credit facility ($1.858 billion available at December 31, 2008 after giving effect to certain outstanding letters of credit), a $2.750 billion term loan A ($2.525 billion outstanding at December 31, 2008), a $8.800 billion term loan B ($8.624 billion outstanding at December 31, 2008) and a €1.000 billion European term loan (€611 million, or $853 million, outstanding at December 31, 2008) under which one of our European subsidiaries is the borrower.

Borrowings under the senior secured credit facilities bear interest at a rate equal to, as determined by the type of borrowing, either an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the federal funds rate plus 1/2 of 1% or (2) the prime rate of Bank of America or (b) a LIBOR rate for the currency of such borrowing for the relevant interest period, plus, in each case, an applicable margin. The applicable margin for borrowings under the senior secured credit facilities, with the exception of term loan B where the margin is static, may be reduced subject to attaining certain leverage ratios.

The ABL facility and the $2.000 billion revolving credit facility portion of the cash flow credit facility expire November 2012. The term loan facilities require quarterly installment payments. The final payment under term loan A is in November 2012. The final payments under term loan B and the European term loan are in November 2013. The senior secured credit facilities contain a number of covenants that restrict, subject to certain exceptions, our (and some or all of our subsidiaries’) ability to incur additional indebtedness, repay subordinated indebtedness, create liens on assets, sell assets, make investments, loans or advances, engage in certain transactions with affiliates, pay dividends and distributions, and enter into sale and leaseback transactions. In addition, we are required to satisfy and maintain a maximum total leverage ratio covenant under the cash flow facility and, in certain situations under the ABL credit facility, a minimum interest coverage ratio covenant.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 10 —	LONG-TERM DEBT (Continued)

Senior Secured Credit Facilities (Continued)

We use interest rate swap agreements to manage the floating rate exposure of our debt portfolio. We entered into interest rate swap agreements, in a total notional amount of $9 billion, in order to hedge a portion of our exposure to variable rate interest payments associated with the senior secured credit facility. The effect of the interest rate swaps is reflected in the effective interest rate for the senior secured credit facilities.

Senior Secured Notes

In November 2006, we issued $4.200 billion of senior secured notes (comprised of $1.000 billion of 9 1/8% notes due 2014 and $3.200 billion of 9 1/4% notes due 2016), and $1.500 billion of 9 5/8% cash/10 3/8% in-kind senior secured toggle notes (which allow us, at our option, to pay interest in-kind during the first five years) due 2016, which are subject to certain standard covenants. In November 2008, we elected to make an interest payment for the interest period ending in May 2009 by paying in-kind instead of paying interest in cash.

General Information

The senior secured credit facilities and senior secured notes are fully and unconditionally guaranteed by substantially all existing and future, direct and indirect, wholly-owned material domestic subsidiaries that are “Unrestricted Subsidiaries” under our Indenture dated December 16, 1993 (except for certain special purpose subsidiaries that only guarantee and pledge their assets under our ABL credit facility). In addition, borrowings under the European term loan are guaranteed by all material, wholly-owned European subsidiaries.

Maturities of long-term debt in years 2010 through 2013 are $1.144 billion, $896 million, $4.707 billion and $10.095 billion, respectively.

The estimated fair value of our long-term debt was $20.225 billion and $26.127 billion at December 31, 2008 and 2007, respectively, compared to carrying amounts aggregating $26.989 billion and $27.308 billion, respectively. The estimates of fair value are generally based upon the quoted market prices for the same or similar issues of long-term debt with the same maturities.

NOTE 11 —	CONTINGENCIES

We operate in a highly regulated and litigious industry. As a result, various lawsuits, claims and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. The resolution of any such lawsuits, claims or legal and regulatory proceedings could have a material, adverse affect on our results of operations or financial position in a given period.

We are subject to claims and suits arising in the ordinary course of business, including claims for personal injuries or wrongful restriction of, or interference with, physicians’ staff privileges. In certain of these actions the claimants may seek punitive damages against us which may not be covered by insurance. It is management’s opinion that the ultimate resolution of these pending claims and legal proceedings will not have a material, adverse effect on our results of operations or financial position.

NOTE 12 —	CAPITAL STOCK AND STOCK REPURCHASES

Capital Stock

The Company’s certificate of incorporation and by-laws were amended and restated, effective March 27, 2008 and March 26, 2008, respectively. The amended and restated certificate of incorporation authorizes the Company to issue up to 125,000,000 shares of common stock, and the amended and restated by-laws set the number of directors constituting the board of directors of the Company at not less than one nor more than 15.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12 —	CAPITAL STOCK AND STOCK REPURCHASES (Continued)

Stock Repurchase Program

In 2005, we announced the authorization of a modified “Dutch” auction tender offer to purchase up to $2.500 billion of our common stock. During 2006, we repurchased 13.0 million shares of our common stock for $653 million, through open market purchases, which completed this authorization.

NOTE 13 —	EMPLOYEE BENEFIT PLANS

We maintained a noncontributory, defined contribution retirement plan which covered substantially all employees. Benefits were determined as a percentage of a participant’s salary and vest over specified periods of employee service. Retirement plan expense was $46 million for 2008, $203 million for 2007 and $190 million for 2006. Amounts approximately equal to retirement plan expense are funded annually. Effective April 1, 2008, the noncontributory plan and the related participant account balances were merged into the contributory HCA 401(k) Plan.

We maintain contributory, defined contribution benefit plans that are available to employees who meet certain minimum requirements. Certain of the plans require that we match specified percentages of participant contributions up to certain maximum levels (generally, 100% of the first 3% to 9%, depending upon years of vesting service, of compensation deferred by participants for periods subsequent to March 31, 2008, and 50% of the first 3% of compensation deferred by participants for periods prior to April 1, 2008). The cost of these plans totaled $233 million for 2008, $86 million for 2007 and $71 million for 2006. Our contributions are funded periodically during each year.

We maintain a Supplemental Executive Retirement Plan (“SERP”) for certain executives. The plan is designed to ensure that upon retirement the participant receives the value of a prescribed life annuity from the combination of the SERP and our other benefit plans. Compensation expense under the plan was $20 million for 2008, $20 million for 2007 and $15 million for 2006. Accrued benefits liabilities under this plan totaled $133 million at December 31, 2008 and $109 million at December 31, 2007.

We maintain defined benefit pension plans which resulted from certain hospital acquisitions in prior years. Compensation expense under these plans was $24 million for 2008, $27 million for 2007, and $31 million for 2006. Accrued benefits liabilities under these plans totaled $142 million at December 31, 2008 and $48 million at December 31, 2007.

NOTE 14 —	SEGMENT AND GEOGRAPHIC INFORMATION

We operate in one line of business, which is operating hospitals and related health care entities. During the years ended December 31, 2008, 2007 and 2006, approximately 23%, 24% and 25%, respectively, of our revenues related to patients participating in the fee-for-service Medicare program.

Our operations are structured into three geographically organized groups: the Eastern Group includes 48 consolidating hospitals located in the Eastern United States, the Central Group includes 51 consolidating hospitals located in the Central United States and the Western Group includes 53 consolidating hospitals located in the Western United States. We also operate six consolidating hospitals in England, and these facilities are included in the Corporate and other group.

Adjusted segment EBITDA is defined as income before depreciation and amortization, interest expense, gains on sales of facilities, impairment of long-lived assets, transaction costs, income taxes and noncontrolling interests. We use adjusted segment EBITDA as an analytical indicator for purposes of allocating resources to geographic areas and assessing their performance. Adjusted segment EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. Adjusted segment EBITDA should not be considered as a measure of financial performance under generally accepted

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 14 —	SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

accounting principles, and the items excluded from adjusted segment EBITDA are significant components in understanding and assessing financial performance. Because adjusted segment EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, adjusted segment EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. The geographic distributions of our revenues, equity in earnings of affiliates, adjusted segment EBITDA, depreciation and amortization, assets and goodwill are summarized in the following table (dollars in millions):

	For the Years Ended December 31,
	2008	2007	2006

Revenues:
Eastern Group	$8,570	$8,204	$7,775
Central Group	6,740	6,302	5,917
Western Group	12,118	11,378	10,495
Corporate and other	946	974	1,290

	$28,374	$26,858	$25,477

Equity in earnings of affiliates:
Eastern Group	$(2)	$(2)	$(6)
Central Group	(2)	8	(3)
Western Group	(219)	(212)	(187)
Corporate and other	—	—	(1)

	$(223)	$(206)	$(197)

Adjusted segment EBITDA:
Eastern Group	$1,288	$1,268	$1,196
Central Group	1,061	1,082	975
Western Group	2,270	2,196	2,088
Corporate and other	(45)	46	211

	$4,574	$4,592	$4,470

Depreciation and amortization:
Eastern Group	$358	$369	$363
Central Group	359	364	329
Western Group	552	529	492
Corporate and other	147	164	207

	$1,416	$1,426	$1,391

Adjusted segment EBITDA	$4,574	$4,592	$4,470
Depreciation and amortization	1,416	1,426	1,391
Interest expense	2,021	2,215	955
Gains on sales of facilities	(97)	(471)	(205)
Impairment of long-lived assets	64	24	24
Transaction costs	—	—	442

Income before income taxes	$1,170	$1,398	$1,863

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 14 —	SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

	As of December 31,
	2008	2007

Assets:
Eastern Group	$4,906	$4,928
Central Group	5,251	5,157
Western Group	8,597	8,152
Corporate and other	5,526	5,788

	$24,280	$24,025

	Eastern	Central	Western	Corporate
	Group	Group	Group	and Other	Total

Goodwill:
Balance at December 31, 2007	$628	$1,015	$749	$237	$2,629
Acquisitions	38	—	5	—	43
Sales	(14)	—	—	—	(14)
Impairments	(48)	—	—	—	(48)
Foreign currency translation and other	(2)	(2)	—	(26)	(30)

Balance at December 31, 2008	$602	$1,013	$754	$211	$2,580

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 15 —	OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) are as follows (dollars in millions):

				Change
	Unrealized	Foreign		in Fair
	Gains (Losses) on	Currency	Defined	Value of
	Available-for-Sale	Translation	Benefit	Derivative
	Securities	Adjustments	Plans	Instruments	Total

Balances at December 31, 2005	$118	$30	$(18)	$—	$130
Unrealized gains on available-for-sale securities, net of $30 of income taxes	53	—	—	—	53
Gains reclassified into earnings from other comprehensive income, net of $88 of income taxes	(155)	—	—	—	(155)
Foreign currency translation adjustments, net of $10 of income taxes	—	19	—	—	19
Defined benefit plans, net of $30 income tax benefit	—	—	(49)	—	(49)
Change in fair value of derivative instruments, net of $10 of income taxes	—	—	—	18	18

Balances at December 31, 2006	16	49	(67)	18	16
Unrealized gains on available-for-sale securities, net of $1 of income taxes	3	—	—	—	3
Foreign currency translation adjustments, net of $3 income tax benefit	—	(7)	—	—	(7)
Gains reclassified into earnings from other comprehensive income, net of $3 and $5, respectively, of income taxes	(5)	(8)	—	—	(13)
Defined benefit plans, net of $14 of income taxes	—	—	23	—	23
Change in fair value of derivative instruments, net of $112 income tax benefit	—	—	—	(194)	(194)

Balances at December 31, 2007	14	34	(44)	(176)	(172)
Unrealized losses on available-for-sale securities, net of $25 income tax benefit	(44)	—	—	—	(44)
Foreign currency translation adjustments, net of $33 income tax benefit	—	(62)	—	—	(62)
Defined benefit plans, net of $36 income tax benefit	—	—	(62)	—	(62)
Change in fair value of derivative instruments, net of $152 income tax benefit	—	—	—	(264)	(264)

Balances at December 31, 2008	$(30)	$(28)	$(106)	$(440)	$(604)

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 16 —	ACCRUED EXPENSES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

A summary of other accrued expenses at December 31 follows (dollars in millions):

	2008	2007

Professional liability risks	$279	$280
Interest	212	223
Employee benefit plans	89	217
Income taxes	224	190
Taxes other than income	189	139
Other	289	342

	$1,282	$1,391

A summary of activity for the allowance of doubtful accounts follows (dollars in millions):

		Provision	Accounts
	Balance at	for	Written off,	Balance
	Beginning	Doubtful	Net of	at End
	of Year	Accounts	Recoveries	of Year

Allowance for doubtful accounts:
Year ended December 31, 2006	$2,897	$2,660	$(2,129)	$3,428
Year ended December 31, 2007	3,428	3,130	(2,269)	4,289
Year ended December 31, 2008	4,289	3,409	(2,263)	5,435

NOTE 17 —	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION

The senior secured credit facilities and senior secured notes described in Note 10 are fully and unconditionally guaranteed by substantially all existing and future, direct and indirect, wholly-owned material domestic subsidiaries that are “Unrestricted Subsidiaries” under our Indenture dated December 16, 1993 (except for certain special purpose subsidiaries that only guarantee and pledge their assets under our ABL credit facility).

Our condensed consolidating balance sheets at December 31, 2008 and 2007 and condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2008, segregating the parent company issuer, the subsidiary guarantors, the subsidiary non-guarantors and eliminations, follow.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 17 —	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (Continued)

HCA INC.
CONDENSED CONSOLIDATING INCOME STATEMENT
For The Year Ended December 31, 2008
(Dollars in millions)

			Subsidiary
	Parent	Subsidiary	Non-		Condensed
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated

Revenues	$—	$16,507	$11,867	$—	$28,374

Salaries and benefits	—	6,846	4,594	—	11,440
Supplies	—	2,671	1,949	—	4,620
Other operating expenses	(6)	2,444	2,116	—	4,554
Provision for doubtful accounts	—	2,073	1,336	—	3,409
Equity in earnings of affiliates	(2,100)	(82)	(141)	2,100	(223)
Gains on investments	—	1	(1)	—	—
Depreciation and amortization	—	776	640	—	1,416
Interest expense	2,190	(328)	159	—	2,021
Gains on sales of facilities	—	(5)	(92)	—	(97)
Impairment of long-lived assets	—	—	64	—	64
Management fees	—	(426)	426	—	—

	84	13,970	11,050	2,100	27,204

Income (loss) before income taxes	(84)	2,537	817	(2,100)	1,170
Provision for income taxes	(757)	803	222	—	268

Net income	673	1,734	595	(2,100)	902
Net income attributable to noncontrolling interests	—	53	176	—	229

Net income attributable to HCA Inc.	$673	$1,681	$419	$(2,100)	$673

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 17 —	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (Continued)

HCA INC.

CONDENSED CONSOLIDATING INCOME STATEMENT
For The Year Ended December 31, 2007
(Dollars in millions)

			Subsidiary
	Parent	Subsidiary	Non-		Condensed
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated

Revenues	$—	$15,598	$11,260	$—	$26,858

Salaries and benefits	—	6,441	4,273	—	10,714
Supplies	—	2,549	1,846	—	4,395
Other operating expenses	(2)	2,279	1,964	—	4,241
Provision for doubtful accounts	—	1,942	1,188	—	3,130
Equity in earnings of affiliates	(2,245)	(90)	(116)	2,245	(206)
Gains on investments	—	—	(8)	—	(8)
Depreciation and amortization	—	779	647	—	1,426
Interest expense	2,161	(95)	149	—	2,215
Gains on sales of facilities	—	(3)	(468)	—	(471)
Impairment of long-lived assets	—	—	24	—	24
Management fees	—	(392)	392	—	—

	(86)	13,410	9,891	2,245	25,460

Income before income taxes	86	2,188	1,369	(2,245)	1,398
Provision for income taxes	(788)	712	392	—	316

Net income	874	1,476	977	(2,245)	1,082
Net income attributable to noncontrolling interests	—	28	180	—	208

Net income attributable to HCA Inc.	$874	$1,448	$797	$(2,245)	$874

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 17 —	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (Continued)

HCA INC.
CONDENSED CONSOLIDATING INCOME STATEMENT
For The Year Ended December 31, 2006
(Dollars in millions)

			Subsidiary
	Parent	Subsidiary	Non-		Condensed
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated

Revenues	$—	$14,913	$10,564	$—	$25,477

Salaries and benefits	—	6,319	4,090	—	10,409
Supplies	—	2,487	1,835	—	4,322
Other operating expenses	—	2,253	1,803	—	4,056
Provision for doubtful accounts	—	1,652	1,008	—	2,660
Equity in earnings of affiliates	(1,995)	(79)	(118)	1,995	(197)
Gains on investments	—	—	(243)	—	(243)
Depreciation and amortization	—	755	636	—	1,391
Interest expense	895	(99)	159	—	955
Gains on sales of facilities	—	7	(212)	—	(205)
Impairment of long-lived assets	—	5	19	—	24
Transaction costs	429	25	(12)	—	442
Management fees	—	(377)	377	—	—

	(671)	12,948	9,342	1,995	23,614

Income before income taxes	671	1,965	1,222	(1,995)	1,863
Provision for income taxes	(365)	612	379	—	626

Net income	1,036	1,353	843	(1,995)	1,237
Net income attributable to noncontrolling interests	—	21	180	—	201

Net income attributable to HCA Inc.	$1,036	$1,332	$663	$(1,995)	$1,036

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 17 —	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (Continued)

HCA INC.
CONDENSED CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2008
(Dollars in millions)

			Subsidiary
	Parent	Subsidiary	Non-		Condensed
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$—	$134	$331	$—	$465
Accounts receivable, net	—	2,214	1,566	—	3,780
Inventories	—	455	282	—	737
Deferred income taxes	914	—	—	—	914
Other	—	140	265	—	405

	914	2,943	2,444	—	6,301

Property and equipment, net	—	7,122	4,407	—	11,529
Investments of insurance subsidiary	—	—	1,422	—	1,422
Investments in and advances to affiliates	—	243	599	—	842
Goodwill	—	1,643	937	—	2,580
Deferred loan costs	458	—	—	—	458
Investments in and advances to subsidiaries	19,290	—	—	(19,290)	—
Other	1,050	31	67	—	1,148

	$21,712	$11,982	$9,876	$(19,290)	$24,280

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$—	$881	$489	$—	$1,370
Accrued salaries	—	549	305	—	854
Other accrued expenses	435	284	563	—	1,282
Long-term debt due within one year	355	—	49	—	404

	790	1,714	1,406	—	3,910
Long-term debt	26,089	99	397	—	26,585
Intercompany balances	3,663	(8,136)	4,473	—	—
Professional liability risks	—	—	1,108	—	1,108
Income taxes and other liabilities	1,270	379	133	—	1,782

	31,812	(5,944)	7,517	—	33,385
Equity securities with contingent redemption rights	155	—	—	—	155

Stockholders’ (deficit) equity attributable to HCA Inc.	(10,255)	17,788	1,502	(19,290)	(10,255)
Noncontrolling interests	—	138	857	—	995

	(10,255)	17,926	2,359	(19,290)	(9,260)

	$21,712	$11,982	$9,876	$(19,290)	$24,280

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 17 —	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (Continued)

HCA INC.
CONDENSED CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2007
(Dollars in millions)

			Subsidiary
	Parent	Subsidiary	Non-		Condensed
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$—	$165	$228	$—	$393
Accounts receivable, net	—	2,248	1,647	—	3,895
Inventories	—	432	278	—	710
Deferred income taxes	592	—	—	—	592
Other	—	123	492	—	615

	592	2,968	2,645	—	6,205

Property and equipment, net	—	6,960	4,482	—	11,442
Investments of insurance subsidiary	—	—	1,669	—	1,669
Investments in and advances to affiliates	—	221	467	—	688
Goodwill	—	1,644	985	—	2,629
Deferred loan costs	539	—	—	—	539
Investments in and advances to subsidiaries	17,190	—	—	(17,190)	—
Other	798	18	37	—	853

	$19,119	$11,811	$10,285	$(17,190)	$24,025

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$—	$883	$487	$—	$1,370
Accrued salaries	—	515	265	—	780
Other accrued expenses	411	372	608	—	1,391
Long-term debt due within one year	271	—	37	—	308

	682	1,770	1,397	—	3,849
Long-term debt	26,439	103	458	—	27,000
Intercompany balances	1,368	(6,524)	5,156	—	—
Professional liability risks	—	—	1,233	—	1,233
Income taxes and other liabilities	1,004	238	137	—	1,379

	29,493	(4,413)	8,381	—	33,461
Equity securities with contingent redemption rights	164	—	—	—	164

Stockholders’ (deficit) equity attributable to HCA Inc.	(10,538)	16,107	1,083	(17,190)	(10,538)
Noncontrolling interests	—	117	821	—	938

	(10,538)	16,224	1,904	(17,190)	(9,600)

	$19,119	$11,811	$10,285	$(17,190)	$24,025

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 17 —	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (Continued)

HCA INC.
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2008
(Dollars in millions)

	As Restated (see Note 18)
			Subsidiary
	Parent	Subsidiary	Non-		Condensed
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated

Cash flows from operating activities:
Net income	$673	$1,734	$595	$(2,100)	$902
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for doubtful accounts	—	2,073	1,336	—	3,409
Depreciation and amortization	—	776	640	—	1,416
Income taxes	(448)	—	—	—	(448)
Gains on sales of facilities	—	(5)	(92)	—	(97)
Impairment of long-lived assets	—	—	64	—	64
Amortization of deferred loan costs	79	—	—	—	79
Share-based compensation	32	—	—	—	32
Equity in earnings of affiliates	(2,100)	—	—	2,100	—
Decrease in cash from operating assets and liabilities	(11)	(2,085)	(1,271)	—	(3,367)
Other	—	(19)	19	—	—

Net cash provided by (used in) operating activities	(1,775)	2,474	1,291	—	1,990

Cash flows from investing activities:
Purchase of property and equipment	—	(927)	(673)	—	(1,600)
Acquisition of hospitals and health care entities	—	(34)	(51)	—	(85)
Disposal of hospitals and health care entities	—	27	166	—	193
Change in investments	—	(26)	47	—	21
Other	—	(4)	8	—	4

Net cash used in investing activities	—	(964)	(503)	—	(1,467)

Cash flows from financing activities:
Net change in revolving bank credit facility	700	—	—	—	700
Repayment of long-term debt	(851)	(4)	(105)	—	(960)
Distributions to noncontrolling interests	—	(32)	(146)	—	(178)
Changes in intercompany balances with affiliates, net	1,935	(1,505)	(430)	—	—
Other	(9)	—	(4)	—	(13)

Net cash provided by (used in) financing activities	1,775	(1,541)	(685)	—	(451)

Change in cash and cash equivalents	—	(31)	103	—	72
Cash and cash equivalents at beginning of period	—	165	228	—	393

Cash and cash equivalents at end of period	$—	$134	$331	$—	$465

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 17 —	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (Continued)

HCA INC.
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2007
(Dollars in millions)

	As Restated (see Note 18)
			Subsidiary
	Parent	Subsidiary	Non-		Condensed
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated

Cash flows from operating activities:
Net income	$874	$1,476	$977	$(2,245)	$1,082
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for doubtful accounts	—	1,942	1,188	—	3,130
Depreciation and amortization	—	779	647	—	1,426
Income taxes	(105)	—	—	—	(105)
Gains on sales of facilities	—	(3)	(468)	—	(471)
Impairment of long-lived assets	—	—	24	—	24
Amortization of deferred loan costs	78	—	—	—	78
Share-based compensation	24	—	—	—	24
Equity in earnings of affiliates	(2,245)	—	—	2,245	—
Decrease in cash from operating assets and liabilities	(6)	(2,127)	(1,482)	—	(3,615)
Other	7	18	(34)	—	(9)

Net cash provided by (used in) operating activities	(1,373)	2,085	852	—	1,564

Cash flows from investing activities:
Purchase of property and equipment	—	(640)	(804)	—	(1,444)
Acquisition of hospitals and health care entities	—	(11)	(21)	—	(32)
Disposal of hospitals and health care entities	—	24	743	—	767
Change in investments	—	3	204	—	207
Other	—	(8)	31	—	23

Net cash provided by (used in) investing activities	—	(632)	153	—	(479)

Cash flows from financing activities:
Net change in revolving bank credit facility	(520)	—	—	—	(520)
Repayment of long-term debt	(255)	(4)	(491)	—	(750)
Issuances of common stock	100	—	—	—	100
Distributions to noncontrolling interests	—	(12)	(140)	—	(152)
Changes in intercompany balances with affiliates, net	2,059	(1,554)	(505)	—	—
Other	(11)	—	7	—	(4)

Net cash provided by (used in) financing activities	1,373	(1,570)	(1,129)	—	(1,326)

Change in cash and cash equivalents	—	(117)	(124)	—	(241)
Cash and cash equivalents at beginning of period	—	282	352	—	634

Cash and cash equivalents at end of period	$—	$165	$228	$—	$393

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 17 —	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (Continued)

HCA INC.
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2006
(Dollars in millions)

	As Restated (see Note 18)
			Subsidiary
	Parent	Subsidiary	Non-		Condensed
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated

Cash flows from operating activities:
Net income	$1,036	$1,353	$843	$(1,995)	$1,237
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for doubtful accounts	—	1,652	1,008	—	2,660
Depreciation and amortization	—	755	636	—	1,391
Income taxes	(552)	—	—	—	(552)
Gains on sales of facilities	—	7	(212)	—	(205)
Impairment of long-lived assets	—	5	19	—	24
Amortization of deferred loan costs	18	—	—	—	18
Share-based compensation	324	—	—	—	324
Equity in earnings of affiliates	(1,995)	—	—	1,995	—
Increase (decrease) in cash from operating assets and liabilities	78	(1,552)	(1,466)	—	(2,940)
Other	56	2	(27)	—	31

Net cash provided by (used in) operating activities	(1,035)	2,222	801	—	1,988

Cash flows from investing activities:
Purchase of property and equipment	—	(1,058)	(807)	—	(1,865)
Acquisition of hospitals and health care entities	—	(29)	(83)	—	(112)
Disposal of hospitals and health care entities	—	108	543	—	651
Change in investments	—	13	13	—	26
Other	—	(4)	(3)	—	(7)

Net cash used in investing activities	—	(970)	(337)	—	(1,307)

Cash flows from financing activities:
Issuances of long-term debt	21,207	—	551	—	21,758
Net change in revolving bank credit facility	(435)	—	—	—	(435)
Repayment of long-term debt	(3,621)	(3)	(104)	—	(3,728)
Issuances of common stock	108	—	—	—	108
Repurchases of common stock	(653)	—	—	—	(653)
Recapitalization-repurchase of common stock	(20,364)	—	—	—	(20,364)
Recapitalization-equity contributions	3,782	—	—	—	3,782
Payment of debt issuance costs	(586)	—	—	—	(586)
Payment of cash dividends	(201)	—	—	—	(201)
Distributions to noncontrolling interests	—	(3)	(145)	—	(148)
Changes in intercompany balances with affiliates, net	1,719	(1,095)	(624)	—	—
Other	79	—	5	—	84

Net cash provided by (used in) financing activities	1,035	(1,101)	(317)	—	(383)

Change in cash and cash equivalents	—	151	147	—	298
Cash and cash equivalents at beginning of period	—	131	205	—	336

Cash and cash equivalents at end of period	$—	$282	$352	$—	$634

Healthtrust, Inc. — The Hospital Company (“Healthtrust”) is the first-tier subsidiary of HCA Inc. The common stock of Healthtrust has been pledged as collateral for the senior secured credit facilities and senior secured notes

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 17 —	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION AND OTHER COLLATERAL-RELATED INFORMATION (Continued)

described in Note 10. Rule 3-16 of Regulation S-X under the Securities Act requires the filing of separate financial statements for any affiliate of the registrant whose securities constitute a substantial portion of the collateral for any class of securities registered or being registered. We believe the separate financial statements requirement applies to Healthtrust due to the pledge of its common stock as collateral for the senior secured notes. Due to the corporate structure relationship of HCA and Healthtrust, HCA’s operating subsidiaries are also the operating subsidiaries of Healthtrust. The corporate structure relationship, combined with the application of push-down accounting in Healthtrust’s consolidated financial statements related to HCA’s debt and financial instruments, results in the consolidated financial statements of Healthtrust being substantially identical to the consolidated financial statements of HCA. The consolidated financial statements of HCA and Healthtrust present the identical amounts for revenues, expenses, net income, assets, liabilities, total stockholders’ (deficit) equity, net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities. Certain individual line items in the HCA consolidated statements of stockholders’ (deficit) equity and cash flows are combined into one line item in the Healthtrust consolidated statements of stockholder’s (deficit) equity and cash flows.

Reconciliations of the HCA Inc. Consolidated Statements of Stockholders’ (Deficit) Equity and Consolidated Statements of Cash Flows presentations to the Healthtrust, Inc. — The Hospital Company Consolidated Statements of Stockholder’s (Deficit) Equity and Consolidated Statements of Cash Flows presentations for the years ended December 31, 2008, 2007 and 2006 are as follows (dollars in millions):

	2008	2007	2006

Presentation in HCA Inc. Consolidated Statements of Stockholders’ (Deficit) Equity:
Recapitalization-repurchase of common stock	$—	$—	$(21,373)
Recapitalization-equity contribution	—	—	4,477
Cash dividends declared	—	—	(139)
Stock repurchases	—	—	(653)
Stock options exercised	—	—	163
Employee benefit plan issuances	—	—	366
Equity contributions	—	60	—
Share-based benefit plans	40	24	—
Other	2	28	—

Presentation in Healthtrust, Inc. — The Hospital Company Consolidated Statements of Stockholder’s (Deficit) Equity:
Distributions from (to) HCA Inc., net of contributions to (from) HCA Inc.	$42	$112	$(17,159)

Presentation in HCA Inc. Consolidated Statements of Cash Flows (cash flows from financing activities):
Issuances of common stock	$—	$100	$108
Repurchases of common stock	—	—	(653)
Recapitalization-repurchase of common stock	—	—	(20,364)
Recapitalization-equity contributions	—	—	3,782
Payment of cash dividends	—	—	(201)
Other	(9)	(2)	—

Presentation in Healthtrust Inc. — The Hospital Company Consolidated Statements of Cash Flows (cash flows from financing activities):
Net cash distributions from (to) HCA Inc.	$(9)	$98	$(17,328)

Due to the consolidated financial statements of Healthtrust being substantially identical to the consolidated financial statements of HCA, except for the items presented in the tables above, the separate consolidated financial statements of Healthtrust are not presented.

HCA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 18 — RESTATEMENT OF CONSOLIDATED STATEMENTS OF CASH FLOWS

We have restated our Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2008 due to errors we made in our retrospective application of certain presentation provisions of SFAS 160. SFAS 160 requires that distributions to and certain other transactions with noncontrolling interests, which we previously presented as operating activities in our Consolidated Statements of Cash Flows, be presented as financing activities. Distributions to and certain other transactions with noncontrolling interests of $193 million, $168 million and $143 million for the years ended December 31, 2008, 2007 and 2006, respectively, have been reclassified from operating activities to financing activities in our Consolidated Statements of Cash Flows. The impact of these reclassifications was to increase net cash provided by operating activities and increase net cash used in financing activities by the amount reclassified for each respective year.

HCA INC.
QUARTERLY CONSOLIDATED FINANCIAL INFORMATION
(UNAUDITED)
(Dollars in millions)

	2008
	First		Second		Third		Fourth

Revenues	$7,127		$6,980		$7,002		$7,265
Net income attributable to HCA Inc.	$170	(a)	$141	(b)	$86	(c)	$276	(d)

	2007
	First		Second		Third		Fourth

Revenues	$6,677		$6,729		$6,569		$6,883
Net income attributable to HCA Inc.	$180	(e)	$116	(f)	$300	(g)	$278	(h)

(a)	First quarter results include $30 million of gains on sales of facilities (See NOTE 4 of the notes to consolidated financial statements).

(b)	Second quarter results include $6 million of losses on sales of facilities (See NOTE 4 of the notes to consolidated financial statements) and $6 million of costs related to the impairment of long-lived assets (See NOTE 5 of the notes to consolidated financial statements).

(c)	Third quarter results include $29 million of gains on sales of facilities (See NOTE 4 of the notes to consolidated financial statements) and $28 million of costs related to the impairment of long-lived assets (See NOTE 5 of the notes to consolidated financial statements).

(d)	Fourth quarter results include $5 million of gains on sales of facilities (See NOTE 4 of the notes to consolidated financial statements) and $6 million of costs related to the impairment of long-lived assets (See NOTE 5 of the notes to consolidated financial statements).

(e)	First quarter results include $2 million of gains on sales of facilities (See NOTE 4 of the notes to consolidated financial statements).

(f)	Second quarter results include $7 million of gains on sales of facilities (See NOTE 4 of the notes to consolidated financial statements) and $15 million of costs related to the impairment of long-lived assets (See NOTE 5 of the notes to consolidated financial statements).

(g)	Third quarter results include $193 million of gains on sales of facilities (See NOTE 4 of the notes to consolidated financial statements).

(h)	Fourth quarter results include $88 million of gains on sales of facilities (See NOTE 4 of the notes to consolidated financial statements).